UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For April 4, 2014

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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To our Shareholders, Customers, Employees and Suppliers

In our 21st anniversary, we would like to express our gratitude and celebrate this new landmark with all our shareholders, customers, employees and suppliers. We are convinced it would have been impossible to obtain sustainable results over the last two decades without the commitment of our employees, whose effort and dedication have played a key role in the fulfillment of our service reliability and efficiency goals. We must continue working with creativity and professionalism, focusing on the client to be able to provide him with a service that overcomes his expectations. We would also like to thank our shareholders for the trust they have placed in our management throughout all these years.  Below we will outline the main events that marked our path in the year 2013.

Our Performance in 2013

This year we have doubled our efforts to recover the profitability of the Natural Gas Transportation Segment. The main challenge we addressed was the adjustment of the tariff chart, which has remained unchanged over the last 14 years. Several actions have been taken to this end, ranging from procedures outlined by current regulations to presentations before competent authorities to explain our need for tariff increases. In the mentioned presentations we placed an emphasis on the evolution of costs over the last years and we also underscored that the low tariffs currently in effect might have to undergo just minimum changes that would have a low impact on the client but still represent a significant improvement for the natural gas industry and our company’s finances. Also, in connection with the transitory increase of 20% stipulated in the Transitory Agreement that the Executive Branch ratified through Decree No. 1,918/09, in November 2013 the National Supreme Court confirmed the decision that grants the injunction for late payment filed by TGS on the grounds of the lack of application of the mentioned tariff increase.

On the other hand, this year we continued performing our role of “Technical Project Manager” of the expansion works of our pipeline system under the Gas Trust Fund Program created by the Executive Branch through Decree No. 180/04, through which we provide technical counseling for the works engineering and execution. We made progress with the development of the implementation plan that will allow the transportation of an additional volume of 377.9 MMcf/d, out of which 307.2 MMcf/d are in service as of this date.

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After the coming into service of the Gas Trust Fund expansion works owned by the Gas Trust, in which Nación Fideicomisos S.A. acts in the role of trustee, we are in charge of the operation and maintenance of said expansions, in accordance with the agreement entered into with Nación Fideicomisos S.A. in 2011. By means of this agreement, customers pay us for the mentioned services through a Charge for Access and Use (“CAU”), determined by the National Gas Regulatory Agency in Argentina (hereinafter “ENARGAS”). This implies that as expansions have been coming into service, TGS has had to face increasing operational and maintenance costs throughout the years, whereas the CAU has not been modified since it was created in November 2005.

In this way, we remain true to our commitment to contribute with our support and professionalism to the goal outlined by the National Government to increase natural gas supply to the domestic market and thus contribute to our country’s economic growth.

The natural gas liquids processing and commercialization (“Liquids”) business has had a good performance even compared against the extraordinary results recorded in 2012. In the year 2013 sold short tons recorded a slight 2% drop, totaling 1,001,319 short tons, compared to the 1,018,957 short tons sold in 2012.

On average, prices of Liquefied Petroleum Gas (“LPG”) were lower than prices reported in the previous year. In the second half of the year we conducted a price bid for our new export agreement and we obtained a considerable decrease in the final price, in spite of the unstable scenario in the international market. On the other hand, Cerri Complex’s processing activities were restricted within the context of the policy adopted by the National Government to guarantee the supply of natural gas. In spite of this, through an adequate temporal management of the complex and its facilities maintenance plans, we have been able to mitigate the negative impact of the drop in the processing activity, obtaining a higher yield of the processed natural gas volumes. Also, the changes in the liquid processing framework agreement with producers and shippers have had a significant impact on our operative costs, but thanks to a good relationship with our suppliers we have renewed agreements in such a way as to ensure the arrival of natural gas with higher calorific power to the Cerri Complex.

The effects mentioned above had a negative impact on the operating margins of this business segment, which in prior years had compensated the results of the company, and had managed to

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offset the negative effect of tariff freezing in the natural gas transportation segment. This situation underscores the need to move further on and deepen the actions taken to achieve the expected adjustment of our natural gas transportation segment tariffs.

In the “Other Services” segment, we have recorded increases in natural gas volumes received for compression and treatment, which added to the adjustment of the operation and maintenance service prices have contributed to mitigate the drops in revenues related to the management of pipeline expansion works in 2013. Also, the operative improvements of the co-generation unit installed at the Cerri Complex produced higher revenues related to the sale of steam for the generation of electricity.

As part of its mid and long-term consolidation strategy, our subsidiary company Telcosur S.A has completed the closing of capacity expansion agreements with major clients.

Our pipeline system adequately met the natural gas transportation demand, reporting no service interruptions –which is entirely attributable to our own merit-, and also complying with the high required operational standards. This performance was possible thanks to the maintenance investment plan we have conducted since the early beginnings of our operations.  In this field, our employees’ professionalism and expertise allowed us to optimize costs in activities that had been formerly executed by third parties.

Environmental and occupational health issues still constitute a major priority in our operations. Thus, with a permanent focus on continuous improvement we obtained the re-certification of our Integrated System of Safety, Occupational Health, Environmental Issues and Quality (“SSMAC”), in accordance with the international standards OHSAS 18,001, ISO 14,001 and ISO 9,001.

Owing to the increasing complexity of environmental issues, in 2013 we created the Environmental Committee formed by the Vice Presidents of Operations, Services, Legal and Regulatory Affairs, Institutional Affairs and the SSMAC Manager, and we launched an awareness campaign with the first Cultural Change Workshop in Environmental Management, addressed not only to our employees but to our suppliers as well.

In terms of safety, by means of several training and awareness programs we strengthened the processes aimed at fulfilling our “Zero Accident” goal. We continue pursuing this objective after

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having overcome the challenge of a sustainable reduction of accidents with no loss of working days over the last three years.

In the field of Human Resources, in 2013 we continued implementing several initiatives to sustain and strengthen our value proposal. These initiatives mainly relied on the following cornerstones: labor relations, compensations and benefits, technical training and human capital planning.  We are making progress with the operative training of the youngest employees to ensure business continuity, achieve the expected results for the generational shift and adequately meet ENARGAS requirements related to technically qualified staff, thus ensuring high reliability in our operations.

Our Corporate Social Responsibility management presented a positive outlook as it displayed commitment to the concept of management oriented towards sustainability. Thus, in 2013 we issued the fourth edition of the Sustainability Report comprising the years 2011-2012, which contemplates both the indicators of the Global Reporting Initiative (GRI) and the United Nations Global Compact principles. We also conducted several training activities on the topic of sustainability with the aim to prevent the performance of activities with negative consequences on the community. We have also continued developing social programs to aid communities surrounding our operations area, in some of which our employees play an active role through the Corporate Volunteers Program.

In the financial field, at the end of the year we started the procedures to launch a bid for a voluntary exchange of our notes issued under the 2007 Global Program, seeking to improve the maturity profile of our financial debt. Also, we implemented actions aimed at minimizing the impact of the exchange rate variation on our financial indebtedness (debt assumed to finance the acquisition of our assets, 90% of which corresponds to the natural gas transportation segment). For such purposes, we entered into currency forward agreements with major financial institutions for the purchase of U.S. dollars to cover exposure to the exchange rate risk derived from our financial indebtedness.

As from the fiscal year 2013 we started issuing our financial statements in line with the International Financial Reporting Standards (IFRS), which constitute a consolidated standard within a global scope and a highly-acknowledged reference for investors and analysts.

Finally, the Board of Directors Meeting held on March 18, 2013 approved the distribution of dividends in cash for an amount of Ps. 118.3 million, through the partial application of the Reserve for Future Dividends created by the Ordinary Shareholders Meeting held on April 12, 2012, based on 2011 results. The mentioned dividends were paid during the first semester of 2013.

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Outlook to the Future

In 2014, pursuing the strategy launched in 2013, we will continue working with the National Government to implement the tariff increase stipulated in the Transitory Agreement ratified by the Executive Branch through Decree No. 1,918/09 and the license renegotiation agreement, which involves an integral tariff re-composition in the natural gas transportation segment. This will constitute a crucial issue given the impact of the current situation on our finances, particularly in the natural gas transportation segment, the revenues of which cannot support the growing costs required for the rendering of the service.

We will also keep managing the expansion works in our pipeline system, promoted by the National Government under the Gas Trust Fund Program, which will not only bring us revenues related to the management of the works, but will increase our incomes related to the operation and maintenance of the assets owned by the Gas Trust Funds as well.  Within our goals we also contemplate the renewal of the firm natural gas transportation agreements that expire in the short term.

In the Liquids Business, on the one hand we will consolidate the relation with our raw material suppliers to ensure the availability of natural gas required to obtain natural gas liquids at reasonable prices. On the other hand, we will keep working to minimize the negative impacts attributable to external factors and we will seize those alternatives that turn out to be feasible for the supply of natural gas.

Regarding the Other Services Business Segment, we will seek to capture opportunities related to Puerto Galvan logistic services and the enhancement of the telecommunications service.

In the financial field, to offset the negative impact of the Argentine peso exchange rate variation against the US dollar –which represented an increase of around 20% as of February 10, 2014- on our net monetary liability position, in the year 2014 we will pursue the mitigation actions we had already started in 2013. Among other measures devised to offset this negative impact, we will enter into currency forward agreements and we will invest in financial instruments which reflect the variation of the exchange rate.

In the year 2014 we will remain true to our commitment to the continuous improvement of each of our processes, which will allows us to optimize the use of our resources and reduce our operative

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costs. For such purposes, we will take measures to restrain operation and maintenance cost increases, without affecting the reliability and availability of the natural gas transportation system; we will continue with the implementation of several actions -such as risk management standardization and systemization in pipelines, compressor plants and processing facilities-; and lastly, we will take further steps towards the permanent technical training of our operations staff.

Finally, we would like to thank again our shareholders for the trust placed in our performance, our clients and suppliers for letting us participate in the management of the resources and our employees for their permanent cooperation, commitment and dedication. Thanks to all of them we can now boast of high performance standards and position ourselves at the forefront of the natural gas industry.

Ricardo I. Monge Chairman of the Board of Directors

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Natural Gas Industry in Argentina

Natural gas is the energetic source with highest share in the national energy matrix.

Source: BP Statistical Review of World Press (information corresponding to the year 2012).

Within a national scope, in 2013 natural gas supply showed a slight increase with respect to the previous year. However, during the winter of 2013 restrictions to natural gas supply to the industrial segment were tightened with the aim to re-direct the fluid to higher priority consumers, mainly residential, commercial and CNG stations,

As far as domestic supply is concerned, production continued its downward trend, mainly as a result of the marked drop in all reserves basins, particularly the one located in Neuquén. However, there are growing expectations regarding the future exploitation of non-conventional natural gas in this basin, based on YPF announcements with reference to investment and associations agreements with other oil companies that will contribute to the project with both technology and capital.

With the aim to encourage new investments to increase natural gas production, the Argentine Executive Branch entered into agreements with major natural gas producers, by means of which these companies will be allowed to charge differential prices of US$7.50 per Million BTU for

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incremental production. This measure constitutes an incentive both for the non-conventional and conventional exploitation conducted in several basins of the country, particularly the Austral and San Jorge basins, which currently show the greatest potential. For that reason, pipeline expansion works carried out under the Gas Trust Fund Program promoted by the National Government are focused on the General San Martín Pipeline, which feeds from the extraction of natural gas from the basins mentioned above.

To deal with the drop in production and in an effort to maintain supplies at levels similar to the previous years, the National Government increased imports by above 27%. Natural gas supplies from Bolivia increased from average deliveries of 455.5 MMcf/d in 2012 to 550.9 MMcf/d in 2013, with maximum volumes of around 603.9 MMcf/d under the terms of the agreement that the Argentine Government reached with the government of Bolivia. This action achieved a substantial saving in natural gas imports cost as the price of natural gas imported from Bolivia is approximately US$ 11 per million BTU, significantly lower than the prices of over US$ 16.5 per million of BTU that must be paid for LNG imported from tankers. On the other hand, natural gas injection from the LNG re-gasification tankers located in Bahía Blanca and Escobar increased from an average 437.9 MMcf/d in 2012 to 582.7 MMcf/d in 2013.

Additionally, expansion works are currently being conducted on the Northern Pipeline managed by TGN –under the Gas Trust Fund Program-, which will allow the transportation of an additional volume of 70 MMcf/d proceeding from Bolivia.

Our Businesses in 2013

Regulated Segment

Natural Gas Transportation

In 2013, incomes derived from this business segment amounted to Ps. 661.0 million, representing a Ps. 57.6 million increase, compared to the Ps. 603.4 million recorded in the year 2012. This increase is attributable to higher interruptible and exchange and displacement services.

During the winter of 2013, TGS pipeline system adequately met the natural gas demand, even though the regulating entity continued re-directing and allocating the supply of natural gas to higher priority consumers, mainly residential, commercial and CNG stations, for that reason,

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restrictions to industrial sector continued during this year. Said restrictions affected direct shippers who have firm transportation contracts with TGS as well as industries connected to our system in different distribution areas and those close to the natural gas fields.

Natural gas transportation service tariffs have not been updated since 1999. What is worse, since the beginning of the year 2002 - with the enactment of the Economic Emergency Law and Exchange Rate Regime Amendment- tariffs have been practically frozen. On the other hand, in spite of our continuous efforts to rationalize costs, they have been undergoing significant increases over the latest years.

The joint effect of the tariff freezing and costs permanent increases has substantially affected the operating results of the natural gas transportation segment. For that reason, we will continue conducting the required proceedings to obtain the mentioned tariff re-composition that will put revenues in line with costs increases and will allow us to continue rendering a quality public service.

350%
300%
250%
200%
150%
100%
50%
0%
312%
233%
137%
0%
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Wholesale Price Index
Consumer Price Index
Exchange rate variation
Natural gas transportation tariff

Source: INDEC and Banco de la Nación Argentina.

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We have made progress in the expansion works started in 2006, which will allow the transportation of an aggregate incremental volume of 377,9 MMcf/d, including the above mentioned 307.2 MMcf/d installed capacity that is already in service and documented by agreements in force. For the transportation already in service, TGS monthly receives the CAU, which has also remained unchanged since its constitution in 2005.

These expansion works –scheduled in gradual start-up stages- are developed and financed under the Gas Trust Fund Program, with the contribution of funds from third-parties investors, natural gas producers and shippers with incremental transportation capacity, under a scheme that contemplates recovery through specific fiduciary charges, paid by all the shippers of the transportation companies and users with firm transportation service agreements. During the expansion works, TGS performs the role of Technical Manager of the works to be conducted on its own pipeline system.

The above mentioned expansion works involve the installation of over 200,000 HP of additional power in the Compressor Plants and the installation of 708 miles of pipeline loops, including the new pipeline that goes through the Magellan Strait, which allows the feeding of the on- going and projected expansions with the Argentine reserves of the Austral Basin.

Financial and Operational Indicators of the Gas Transportation Segment

2013		2012
(in millions of Argentine pesos, except for where otherwise stated)
FINANCIAL SELECTED INFORMATION (1):
Net Revenues	661.0	603.4
Operating Income	29.5	23.0
Depreciation of Property, Plant and Equipment	179.6	173.3
Identifiable Assets	4,974.1	4,503.2
OPERATING STATISTICS:
Average Capacity hired on a firm basis (in MMcf/d)	2,913.4	2,917.0
Average Deliveries (in MMcf/d)	2,327.2	2,313.1
Annual Load Factor(2)	80%	79%
Load Factor During Winter(2)	73%	77%

(1) Information corresponding to consolidated financial statements

(2) Corresponds to the ratio between the year average deliveries and the average firm capacity hired.

Non-Regulated Segment

Liquids Production and Commercialization

In 2013 revenues related to this segment accounted for 72% of the total revenues of our Company. In this year, this business’ revenues increased by Ps. 229.6 million, from Ps. 1,835.7 million reported in the year 2012 to Ps. 2,065.3 million in 2013.

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In spite of the restrictions placed on the processing of natural gas at the Cerri Complex by the National Government, and thanks to an efficient management of resources, production in 2013 was slightly higher than in the year 2012, by 5,677 short tons. Among the factors that generated a higher production level, we can point out at the lower processing of the plants upstream of the Cerri Complex, which contributed to the arrival of a richer natural gas allowing a higher yield per processed cubic meter.

In the year 2013, international reference prices used to determine the sales prices of the products commercialized by TGS had an irregular evolution. Compared to the high prices recorded in 2012 and the low levels recorded at the end of said year, during the first semester of 2013 prices experienced a sustained growth until butane and natural gasoline prices started to decrease, reaching by the end of this year values lower than the ones recorded at the beginning of the year, representing decreases from 15% to 5%.  In contrast, the propane price ended 2013 at levels similar to the ones recorded at the beginning of the year.

It is worth pointing out that in 2013, a series of events had a negative impact on the revenues generated by this business. Firstly, the propane and butane export agreement effective from September 2013 to April 2014 contemplates lower prices per ton of sold product. Secondly, the market underwent a considerable increase of the gas costs led by the price guidelines that were established by the government for the application of the “Last Resort Supplier” Program.  For that reason, the price of natural gas at well head recorded increases of around 30%. However, on the other hand, TGS has an injunction that protects the company from the effects of the Resolution I- 1982/11 (issued by ENARGAS) which stipulated the increase of the cost by means of Executive Branch Decree No. 2067/08 for the financing of natural gas imports, which allows the company to continue developing its processing activities without the cost increase.

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Regarding ethane, we obtained a higher sale price with PBB-Polisur S.A. (“Polisur”), which allowed us to reflect the natural gas cost increases that TGS has been undergoing as a result of the market trends.

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Additionally, in 2013 we obtained significant improvements in the unitary tariffs for the logistic services provided in the Puerto Galvan dispatch plant, increasing the revenues generated by this business segment.

The factors described above have modified the revenue scheme of this business segment, which for the prior ten years had mitigated the difficulties we had come across in the natural gas transportation segment, given the sustained increase in costs not reflected in a tariff chart updating.

Financial and Operational Indicators of the Liquids Production and Commercialization Segment

	2013	2012
(in millions of Argentine pesos, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION(1):
Net Revenues	2,065.3	1,835.7
Operating Income	646.9	648.4
Depreciation of Property, Plant and Equipment	47.0	44.9
Identifiable Assets	783.2	733.4
OPERATING STATISTICS:
Liquids total production (in thousands of short tons)	1,003.5	997.9
Gas Processing Capacity (in MMcf/d)	1,624.5	1,624.5
Storage Capacity (in short tons)	60,450	60,450

(1)

Information corresponding to consolidated financial statements.

Other Services

This segment, which accounted for 5% of our total revenues in the year 2013, mainly comprises the rendering of midstream and telecommunication services. In 2013, midstream revenues presented a downward trend compared to the previous year, mainly due to the deferral of the expansion works started in the year 2006 under the Gas Trust Fund Program. On the other hand, revenues related to the compression, treatment and operation and maintenance showed an increase attributable to higher volumes and prices adjustments, along with an increase in steam production in the co-generation unit located at the Cerri Complex, attributable to improvements in heat recovery efficiency.

Regarding the telecommunication services rendered by Telcosur, in the year 2013 we materialized the following agreements that account for the increase in revenues as compared to last year:

•

Pursuing its mid- term and long- term consolidation strategy, Telcosur attained capacity expansions through the renegotiation of existing agreements and the execution of new ones

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(Pan American Energy LLC Argentina Branch– Level 3 Argentina S.A.– Total Austral S.A. - Constructora Odebrecht S.A. – Eastel S.A. – British Telecom S.A.).

•

We reached an agreement with Telecom S.A. for the Lease of Operative Sites, thus capitalizing Telcosur assets in the Bahía Blanca - Tierra del Fuego corridor.

Financial and Operating Indicators of Other Services

2013	2012
(in millions of Argentine pesos, except for where otherwise stated)
SELECTED FINANCIAL INFORMATION(1):
Net Revenues	138.6	135.9
Operating Income	30.3	30.4
Depreciation of property, plant and equipment	16.2	15.4
Identifiable Assets	315.2	316.1
OPERATING STATISTICS:
Compression Capacity (in HP)	32.560	32.560
Treatment Capacity (in MMcf/d)	11.3	11.3

Information corresponding to consolidated financial statements

Conduction of Operations, Safety, Environment and Quality

In the year 2013, our pipeline system successfully met the demands generated by the winter season and the requirements of the regulatory entity.  To that end, we have conducted several maintenance and prevention tasks, among which we can mention the in-line inspection of 1,621 miles of pipeline to detect, assess, and control the external corrosion phenomenon. We have not detected the need to perform relevant repairs as a result of the mentioned inspections.

Furthermore, we carried out recoating works along 3 miles of pipeline with our own human resources and techniques.

On the other hand, based on the analysis and planning carried out by the pipeline integrity team, we conducted a campaign for the survey and repair of 70 external corrosion failures.

Environment and Quality

Our Management Committee keeps an eye on our Company’s compliance with applicable laws and regulations related to environmental protection. Since our early beginnings, we have analyzed, monitored and improved our policies related to environmental issues.

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Owing to the increasing complexity of environmental issues, in 2013 we created the Environmental Committee formed by the Vice Presidents of Operations, Services, Legal and Regulatory Affairs, Institutional Affairs and the SSMAC Manager, and we launched the first Environmental Management Cultural Change Workshop.

The main environmental issues derived from the company operations are related to issuances of natural and combustion gases to the atmosphere, emergencies and damages by third parties, environmental noise, generation of waste, impact on the soil, water courses and archaeological or paleontological legacy. All these issues are monitored through a measurement and follow-up program. The environmental issues with greatest significance are addressed with one or two controlling procedures to ensure an adequate operative control. TGS also has an annual program of emergency drills to test its response capacity in the event of security or environmental emergencies.

As TGS has an Integrated Management System, all issues related to Quality, Environment, Safety and Occupational Health are duly documented and monitored. As a result of our efforts to consolidate our continuous improvement processes, in 2013 we obtained the recertification of our Integrated System of Safety, Occupational Health, Environmental Issues, and Quality in accordance with OHSAS 18001, ISO 14,001and ISO 9001 standards.

Safety

On the topic of safety, we strengthened our processes aimed at achieving our Zero Accident target. In connection with it, we included within the Integrated Management System tool a module for the management of “Safety Preventive Observations” and we launched the implementation of the WATCH Program (“Mirá”) in the operative sectors, which has contributed to maintain our decreasing trend in accident frequency and seriousness rates.

In this sense, we started to develop the Assets Management Program and continued deepening the Road Safety Program.

Health

On this topic, the Human Resources and SSMAC Departments worked jointly to develop a “Health Day”, which consists in a cultural change process that promotes health self-management, positioning it as an institutional value.

In the same way, throughout the year we worked in the “Addictions Prevention Program”, and we implemented an awareness and sensitization stage by means of several issuances and talks.

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Also, we should point out that TGS obtained the certifications of “Cardio-protected Spaces”, through the ATEM (Emergency Technicians Association) for the following sites: Gral. Conesa, Cerri Complex, Puerto Galván and the Don Bosco offices.

Human Resources

In 2013 we continued implementing several initiatives to maintain and strengthen TGS’s value proposal. These initiatives mainly relied on the following cornerstones: labor relations, compensations and benefits, technical training and human capital planning.

The labor and union relations management developed throughout the year concluded with important agreements with our personnel, framed within collective work agreements.  The collective salary bargaining was agreed without the occurrence of any union conflicts.

Also, to maintain external competitiveness and internal equity, we reviewed and updated the salary structure and the “Plus” Benefit Program.

In 2013, as part of the “Opportunities” Internal Promotions Program, we continued offering our employees development and growth proposals. Since the beginning of this program, over 60 positions have been covered with internal staff.

Along these lines, and addressing the need to rely on qualified personnel in our different operational fields, we have continued working on the development of several technical training schools to foster in-company training. We provide our employees with a range of technical schools focused on the following fields of knowledge: cathodic protection, valves, pipeline operation, welding, gas turbines, centrifugal compressors, lube and seals oil, mechanics, electricity and instrumentation, compressor plants operations and chromatography. This year we have launched the programs of Chromatography (level 2), Pumps and Liquefied Gas Compressors, thus reaching the development of 13 specialties that can be studied in the three training centers of the company ( Gutiérrez Operative Base, General Cerri Complex and  General Conesa Compressor Plant).

The Conesa Technical Center started its activities this year, and provides the employees who arrive from the provinces of the country accommodation in the same complex in which they are trained. This initiative recaptures part of our history as it has recovered the dwellings that had been previously owned by the state –owned gas company “Gas del Estado”.

Within this year, 350 employees of the Operations Department and the Service Department took part in activities conducted at the training centers, and 628 teaching hours were imparted. For the first time, the teaching was extended to companies of the market. The imparted teaching will ensure the successful generational shift of our workforce and also allow us to adequately meet

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ENARGAS requirements in terms of the technical qualifications of our staff for the purposes of operational reliability.

In 2012, we outlined the objective to develop and complete a training program for staff performing qualified tasks related to the design, construction, operation and maintenance of natural gas transportation systems. In 2013, we completed the design and implemented the “NAG 100 Project– Part N”, Program”, which assesses staff with qualified tasks in the Operations Department, to ensure they have the required technical competences, through training action.

In terms of the management of our human resources, once again we have been chosen by Great Place to Work as one of the best companies to work for in Argentina. This year we conducted the 8th Work Climate Survey, reaching the maximum historical participation and the highest employees’ satisfaction value.

As responsible employers, we have made further progress with the institutional program known as “More for You”, devised for the prevention of illness and promotion of the health of our employees and their families.  Moreover, this year we launched a new edition of our SOS Joven Program to support our employee’s children in the selection of their career, their university studies and their entrance into the job market. Within this program, 19 youths and their parents attended the Vocational Orientation Workshops –designed specifically to support the youth in this stage of their lives.

Corporate Social Responsibility (CSR) and Sustainable Development

In 2013 we issued the fourth edition of our Sustainability Report, with information corresponding to the 2011-2012 period, surveying CSR issues in three aspects: business development, environmental protection and improvement in our society’s quality of life.

The Sustainability Report is our main communication tool on this topic and includes our United Nations Global Compact Progress Report, renewing the commitment with the ten principles that we signed in the year 2004.

The 2011-2012 Report contains information supplied by all the company areas and is analyzed under the Global Reporting Initiative indicators (GRI).

On the other hand, we have selected 25 GRI indicators tailored to suit TGS operations, and thus designed a Sustainability Indicators Control Panel, that once completed will be used to define areas for improvement in the environmental, economic, and social issues of our Company.

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In 2013, we trained the leaders of the Operations and Services Department on the United Nations “Guiding Principles on Business and Human Rights”, which seek to avoid that business actions generate or contribute to generate negative consequences and allows to address such consequences in the event they occur.

Social Investment for the change

Our social investment programs continued supporting educational efforts aimed at an improvement in the working status of the beneficiaries, through training in trades.

•

the “Learn a Trade” Training Program, enabled 105 youths and adults to obtain a certificate for training in courses such as aluminum openings, computer repair, welding, cooling, lathing in CNC, Autocad and woodwork.

•

In cooperation with Fundación Cruzada Patagónica, we developed two programs within our operations area:

o

The Program “Loans for Growth” allows productive diversification and sustainable agriculture through Investment Rotating Funds for 10 families who choose the project they want to undertake: they are involved in the construction of the required infrastructure, pay the granted loan and continue with the required activities.

o

On the other hand, TGS contributed with resources to the construction of a barn that will strengthen education at the CEI in San Ignacio, Junín de los Andes. The adverse weather conditions in Patagonia, with plentiful snowing and very low temperatures for a great part of the year, affect the animals of the agro- technical school that otherwise would have to be outdoors, exposed to adverse weather conditions.

•

The Corporate Volunteer Program celebrated its tenth anniversary. In 2012 and 2013 we implemented 17 social projects in Buenos Aires and the Patagonia, developed by over 70 employees.

•

The Program “Transporting Awareness” allows the communication of pipeline safety issues to the institutions of our community. To such purposes, we conducted different training days with

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officers of the Fire Brigade, Police Force, Civil Defense and companies related to ground movement.

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ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of December 31, 2013 and 2012, and January 1, 2012 and for the years ended December 31, 2013 and 2012 which have been prepared in accordance with the provisions of Title IV, Chapter I, Section I, Article 1 of the Rules of the Comisión Nacional de Valores (the Argentine National Securities Commission, “CNV”) ") ("New Text 2013" or "NT 2013")  and considering the Resolutions No. 1,660 and 1,903 from the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and the International Financial Interpretations Committee (“IFRIC”).

The Company’s consolidated financial statements for the years ended December 31, 2013 and 2012 have been subject to an audit performed by Price Waterhouse & Co. S.R.L.

1. Results of Operations

The following table presents a summary of the consolidated results of operations for the years ended December 31, 2013 and 2012:

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Overview

For the year ended December 31, 2013, the Company has reported a net income of Ps. 107.5 million, in comparison to the Ps. 232.7 million reported in the year 2012.

The net income decline during 2013 mainly stems from the negative impact of Ps. 190.3 million recorded in the net financial expenses, which is mostly attributable to the impact of the foreign exchange loss generated by TGS’ U.S. dollar denominated debt, which was obtained to finance the acquisition of its fixed assets (90% of which corresponds to the Natural Gas Transportation business segment). The operating income increase, of Ps. 4.9 million, was mainly driven by: (i) a gradual increase in fixed costs in the Natural Gas Transportation business segment that were not compensated by a revenue increase, given that the implementation of a tariff adjustment has not been implemented in fourteen years, and (ii) the increase in the variable costs of the Production and Commercialization of Natural Gas Liquids (“Liquids”) business segment.

Net revenues

Natural Gas Transportation

The Natural Gas Transportation business segment represented approximately 23% of TGS’ total revenues during 2013 and 2012, respectively. Following the implementation of the Public Emergency Law in 2002, TGS has not received any increase for its regulated natural gas transportation tariff. Natural Gas Transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the Natural Gas Transportation facilities, which belong to certain gas trusts (fideicomisos de gas) created by the Argentine Government to expand the capacity of the Argentine natural gas transportation pipeline system.

Revenues from the Natural Gas Transportation business segment increased by Ps. 57.6 million in 2013 compared with the previous year. The increase is primarily due to higher volumes transported under interruptible natural gas transportation contracts; however, it is worth noting that the tariff increase implementation has not yet taken place.

Production and Commercialization of Liquids

Unlike the gas transportation segment, the production and commercialization of liquids segment is not subject to regulation by ENARGAS.

Liquids’ Production and Commercialization revenues accounted for approximately 72% and 71% of the total revenue in 2013 and 2012, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect,

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and where ethane, propane, butane and natural gasoline are recovered. The Company commercializes Liquids for its own account and also on behalf of TGS’ clients.

The Production and Commercialization of Liquids segment revenue increased by Ps. 229.6 million in 2013, compared with the previous year, mainly due to an increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar, and higher revenues derived from logistics services rendered in Puerto Galván. Both effects were partially offset by a decline in the international reference price and a lower volume exported in order to meet the higher local demand of propane and butane.

Other services

Other services are not subject to regulations by ENARGAS.

The Company renders “midstream” services that mainly consist of gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. Other services also include telecommunication services rendered by Telcosur S.A., a company controlled by TGS.

Other Services revenues increased by Ps. 2.7 million in the year ended December 31, 2013 compared to 2012, primarily due to higher revenues in the fiscal year 2012 for construction services related to the expansion of the pipeline system and facilities for the input of re-gasified liquefied natural gas proceeding from the re-gasification tank imported by ship, located near the city of Bahia Blanca in the Province of Buenos Aires. This effect was partially offset by higher revenues from steam generation services for electricity generation and the positive impact that the variation in the exchange rate of the Argentine peso against the U.S. dollar and price adjustments obtained had on the revenues from natural gas treatment and conditioning services.

Cost of sales and administrative and selling expenses

Cost of sales and administrative and selling expenses increased Ps. 301.1 million in 2013 compared to 2012. This variation is mainly attributed to an increase in the fixed costs, mainly from the Natural Gas Transportation business segment. The impact of Ps. 75.8 million in salary increases relates to the joint negotiations during 2013, which were significant in terms of the total costs. Moreover, the variable costs of production of liquids increased Ps. 156.1 million mainly due to the increased price of natural gas, purchased as Replenishment Thermal Plant (RTP) for the Cerri Complex.

Other operating income / (expenses)

Other operating income / (expenses) recorded in the fiscal year ended December 31, 2013 increased by Ps. 16.1 million over the previous year, mainly due to the certain provisions accruals recorded during 2013.

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Net financial results

Net financial results increased by Ps. 190.3 million in the year ended December 31, 2013 compared to 2012. The breakdown of net financial results is as follows:

This negative variation is mostly attributable to a higher foreign exchange loss generated by TGS’s U.S. dollar denominated debt obtained to finance the acquisition of the fixed assets, of which 90% correspond to the Natural Gas Transportation business segment. The greatest negative impact on the foreign exchange loss amounted to Ps. 299.0 million. This effect was partially offset by a Ps. 38.0 million gain on derivative financial instruments and a Ps. 115.0 million gain on interest generated by assets.

Income tax expense

In 2013 TGS reported a Ps. 65.9 million income tax expense, compared to Ps. 126.8 million reported in 2012. This decrease is due to lower pre-tax income reported in 2013.

4. Liquidity

The Company’s primary sources and application of funds during the years ended December 31, 2013 and 2012 are shown in the table below:

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Cash flow from operating activities in 2013 amounted to Ps. 361.3 million, mainly due to the higher cash flow generated by the Liquids business and the collection of past due accounts receivables of MetroGAS SA after the payment agreement held on December 30, 2013.

Cash flow used for investing activities increased by Ps. 282.4 million primarily as a result of the placement of funds in order to hedge exposure to changes in the exchange rate due to the financial indebtedness of the Company denominated in U.S. dollars.

Finally, cash flow used in financing activities increased by Ps. 258.1 million mainly due to dividend payments authorized by the Board of Directors Meetings held on December 6, 2012 and March 18, 2013 of Ps. 145.3 million and Ps. 118.3 million, respectively, according to the resolutions of the Ordinary Shareholders' Meeting held on April 12, 2012.

5. Fourth Quarter 2013 vs. Fourth Quarter 2012

The following table presents a summary of the consolidated results of operations for the fourth quarters ended December 31, 2013 and 2012:

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Total net revenues for the fourth quarter of 2013 increased by Ps. 139.7 million in comparison with the same period in 2012. Given that natural gas transportation tariffs have remained unchanged for fourteen years, revenues from the Transportation of Natural Gas segment during the fourth quarter of 2013 increased slightly by Ps. 1.9 million.

The Liquids Production and Commercialization segment increased Ps. 123.9 million in the fourth quarter of 2013, when compared to the same period in 2012. This increase is mainly due to the variation in the foreign exchange rate of the Argentine peso compared to the U.S. dollar. This effect was partially offset by lower volumes exported in order to meet the local demand of propane and butane, and better sales terms regarding the propane and butane export contract which was valid since September 2013.

Other Services revenues increased Ps. 13.9 million in the fourth quarter of 2013, when compared to the fourth quarter of 2012. This increase is mainly explained by: (i) the impact of the foreign exchange rate and the price adjustments obtained over the services of treatment and compression of natural gas, (ii) higher revenues from construction services rendered, (iii) higher steam generation services, and (iv) better sales terms in contracts regarding telecommunication services rendered by Telcosur S.A.

Cost of sales and administrative and selling expenses were Ps. 752.8 million in the fourth quarter of 2013, representing a Ps. 165.9 million increase from the same period in 2012. This variation is mainly attributed to the increase in fixed costs in the Natural Gas Transportation business segment (mainly due to labor costs) and the Ps. 130.2 million increase in variable costs of production in the Liquids segment.

Net financial results rose to Ps. 164.4 million during the fourth quarter of 2013 compared to Ps. 133.3 million reported in the same period of 2012. This negative variation, of Ps. 31.1 million, was mainly related to the Ps. 156.5 million increase in the foreign exchange loss generated basically by a higher devaluation of the local currency during 2013, which has impacted TGS’ U.S. dollar denominated debt obtained to finance the acquisition of the fixed assets, of which 90% correspond to the Natural Gas Transportation business segment. This effect was partially offset by a Ps. 34.3 million gain on derivative financial instruments and a Ps. 87.8 million gain on interest generated by assets.

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6. Consolidated Balance Sheets Summary

Summary of the consolidated balance sheets information as of December 31, 2013 and 2012:

7. Consolidated Statements of Income Summary

Summary of the consolidated statements of income information for the years ended December 31, 2013 and 2012:

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8. Statistical Data (Physical Units)

9. Comparative ratios

10. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2013	2012	2011	2010	2009
January	3.10	2.78	4.79	2.16	1.77
February	2.56	2.75	4.45	2.14	1.44
March	2.82	2.88	3.90	2.60	1.52
April	3.04	2.63	4.50	2.59	1.47
May	2.91	2.62	3.10	2.50	1.45
June	2.60	2.20	3.22	2.50	1.78
July	3.06	2.30	3.14	2.93	1.83
August	3.35	2.27	3.20	2.75	1.80
September	3.80	2.12	2.85	2.78	2.35
October	4.15	1.90	3.20	3.16	2.20
November	4.36	1.92	2.80	3.95	2.08
December	3.80	2.22	2.75	4.61	2.20

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11. Outlook

In 2014, pursuing the strategy launched in 2013, we will continue working with the National Government to implement the tariff increase stipulated in the Transitory Agreement ratified by the Executive Branch through Decree No. 1,918/09 and the license renegotiation agreement, which involves an integral tariff re-composition in the natural gas transportation segment. This will constitute a crucial issue given the impact of the current situation on our finances, particularly in the natural gas transportation segment, the revenues of which cannot support the growing costs required for the rendering of the service.

We will also keep managing the expansion works in our pipeline system, promoted by the National Government under the Gas Trust Fund Program, which will not only bring us revenues related to the management of the works, but will increase our incomes related to the operation and maintenance of the assets owned by the Gas Trust Funds as well.  Within our goals we also contemplate the renewal of the firm natural gas transportation agreements that expire in the short term.

In the Liquids Business, on the one hand we will consolidate the relation with our raw material suppliers to ensure the availability of natural gas required to obtain natural gas liquids at reasonable prices. On the other hand, we will keep working to minimize the negative impacts attributable to external factors and we will seize those alternatives that turn out to be feasible for the supply of natural gas.

Regarding the Other Services Business Segment, we will seek to capture opportunities related to Puerto Galvan logistic services and the enhancement of the telecommunications service.

In the financial field, to offset the negative impact of the Argentine peso exchange rate variation against the US dollar –which represented an increase of around 20% as of February 10, 2014- on our net monetary liability position, in the year 2014 we will pursue the mitigation actions we had already started in 2013. Among other measures devised to offset this negative impact, we will enter into currency forward agreements and we will invest in financial instruments which reflect the variation of the exchange rate.

In the year 2014 we will remain true to our commitment to the continuous improvement of each of our processes, which will allows us to optimize the use of our resources and reduce our operative costs. For such purposes, we will take measures to restrain operation and maintenance cost increases, without affecting the reliability and availability of the natural gas transportation system; we will continue with the implementation of several actions -such as risk management standardization and systemization in pipelines, compressor plants and processing facilities-; and lastly, we will take further steps towards the permanent technical training of our operations staff.

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Board of Directors Proposal

The Board of Directors of the Company has decided to submit the issue of how to apply the fiscal year’s result and the destination of the optional reserves constituted by the Ordinary Shareholders’ Meeting held on April 25, 2013 to the criteria and decision of the Ordinary Shareholders Meeting, which will consider the approval of the financial statements for the fiscal year ended December 31, 2013.

Autonomous City of Buenos Aires, February 11, 2014.

Ricardo I. Monge

Chairman of the Board of Directors

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TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

 (Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

Ricardo I. MongeBoard of Directors’ Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2013 AND 2012 AND JANUARY 1, 2012

(Stated in thousands of pesos as described in Note 3)

| | Note | 12.31.2013 | 12.31.2012 | 01.01.2012 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Non-current assets** | | | | |
| Property, plant and equipment | 11 | 3,966,908 | 3,948,031 | 3,983,453 |
| Loans granted to related parties | 19 | 194,154 | - | - |
| Investments in associates | 9 | 3,596 | 3,218 | 2,826 |
| Other financial assets at fair value through profit or loss | 8.1 | 19,155 | - | - |
| Deferred income tax assets | 13 | 69 | 67 | 1,548 |
| Other receivables | 8.a. | 47,829 | 50,808 | 72,446 |
| Trade receivables | 8.b. | 38,136 | 48,057 | 52,111 |
| **Total non-current assets** | | **4,269,847** | **4,050,181** | **4,112,384** |
| **Current assets** | | | | |
| Other receivables | 8.a. | 205,078 | 167,577 | 100,664 |
| Inventories | | 7,356 | 54,282 | 7,588 |
| Trade receivables | 8.b. | 418,583 | 449,118 | 340,424 |
| Derivative financial instruments | | 26,500 | - | - |
| Loans granted to related parties | 19 | - | 138,523 | 112,640 |
| Other financial assets at fair value through profit or loss | 8.1 | 251,734 | - | - |
| Cash and cash equivalents | 8.c. | 893,812 | 693,044 | 346,652 |
| **Total current assets** | | **1,803,063** | **1,502,544** | **907,968** |
| **Total Assets** | | **6,072,910** | **5,552,725** | **5,020,352** |
| **EQUITY** | | | | |
| Common stock | | 1,345,300 | 1,345,300 | 1,345,300 |
| Legal Reserve | | 236,879 | 224,918 | 213,384 |
| Voluntary reserve | | - | - | 164,128 |
| Future dividends reserve | | 202,239 | 118,291 | - |
| Future capital expenditures reserve | | 140,000 | 114,982 | - |
| Accumulated retained earnings | | 98,661 | 230,375 | 228,307 |
| Non-controlling interests | | 3 | 1 | 1 |
| **Total equity** | | **2,023,082** | **2,033,867** | **1,951,120** |
| **LIABILITES** | | | | |
| **Non-current liabilities** | | | | |
| Deferred tax liabilities | 13 | 527,958 | 557,568 | 604,448 |
| Advances from customers | 8.d. | 311,905 | 279,562 | 281,126 |
| Loans | 12 | 1,862,231 | 1,851,951 | 1,607,310 |
| **Total non-current liabilities** | | **2,702,094** | **2,689,081** | **2,492,884** |
| **Current liabilities** | | | | |
| Provisions | 14 | 143,412 | 144,054 | 130,764 |
| Advances from customers | 8.d. | 25,344 | 24,639 | 29,208 |
| Other payables | 8.e. | 5,779 | 150,027 | 7,721 |
| Taxes payables | 8.f. | 48,485 | 44,972 | 27,012 |
| Income tax payable | | 27,759 | 28,876 | 22,124 |
| Payroll and social security taxes payables | | 67,020 | 53,221 | 53,064 |
| Loans | 12 | 644,996 | 21,639 | 14,916 |
| Trade payables | 8.g. | 384,939 | 362,349 | 291,539 |
| **Total current liabilities** | | **1,347,734** | **829,777** | **576,348** |
| **Total current liability** | | **4,049,828** | **3,518,858** | **3,069,232** |
| **Total equity and liabilities** | | **6,072,910** | **5,552,725** | **5,020,352** |

Ricardo I. MongeBoard of Directors’ Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Stated in thousands of pesos as described in Note 3)

Ricardo I. MongeBoard of Directors’ Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

| | 2013 | 2012 |
|---|---|---|
| **Cash flows provided by operating activities** | | |
| Total comprehensive income for the year | 107,506 | 232,747 |
| **Reconciliation of net income to cash flows provided by operating activities:** | | |
| Depreciation of property, plant and equipment | 242,917 | 233,670 |
| Consumption of materials | 3,891 | 2,696 |
| Share of (loss) / profit from associates | 516 | (205) |
| (Decrease) / Increase in allowances and provisions | (382) | 13,374 |
| Interest expense accrual | 210,579 | 178,083 |
| Interest income on Other financial assets other than Cash and cash equivalents | (15,585) | (6,665) |
| Income tax | 65,881 | 126,797 |
| Derivative financial instrument results | (38,025) | - |
| Foreign exchange loss | 504,951 | 179,235 |
| **Changes in assets and liabilities:** | | |
| Trade receivables | (870) | (127,589) |
| Other receivables | (49,044) | (49,982) |
| Inventories | 46,926 | (46,694) |
| Trade payables | 1,504 | 68,435 |
| Payroll and social security taxes | 13,799 | 157 |
| Taxes payables | 2,251 | 16,831 |
| Income tax | (20,730) | (44,493) |
| Other payables | 226 | (3,249) |
| Provisions | (18,547) | (84) |
| Interest paid | (168,806) | (136,769) |
| Income tax paid | (62,570) | (119,747) |
| Derivative financial instruments | 11,525 | - |
| Advances from customers | 33,048 | (6,810) |
| **Cash flows provided by operating activities** | 870,961 | 509,738 |
| **Cash flows used in investing activities** | | |
| Additions to property, plant and equipment | (235,374) | (202,185) |
| Financial assets other than cash equivalents | (249,260) | - |
| **Cash flows used in investing activities** | (484,634) | (202,185) |
| **Cash flows (used in) / provided by financing activities** | | |
| Payment of loans | (4,444) | - |
| Proceeds from loans | 30,000 | 20,000 |
| Dividends paid | (263,659) | - |
| **Cash flows (used in) / provided by financing activities** | (238,103) | 20,000 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 148,224 | 327,553 |
| **Cash and cash equivalents at the beginning of the year** | 693,044 | 346,652 |
| **Foreign exchange gains on Cash and cash equivalents** | 52,544 | 18,839 |
| **Cash and cash equivalents at the end of the year** | 893,812 | 693,044 |

For supplemental cash flow information see Note 6.

Ricardo I. Monge
Board of Directors’ Chairman

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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1.

BUSINESS DESCRIPTION

Transportadora de Gas del Sur S.A. (“TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). TGS commenced operations on December 29, 1992 and it is engaged in the Transportation of Natural Gas and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major gas fields in southern and western Argentina with gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. Also, telecommunications services are provided through the subsidiary Telcosur S.A. These services consist of data transmission services through a network of terrestrial and digital radio relay.

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (“Petrobras Argentina”) and a subsidiary (jointly “Petrobras Argentina Group”), which altogether hold 50% of CIESA’s common stock and (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) (“the Trust”) who has a trust shareholding of 40%. The remaining 10% is held by EPCA S.A. (“EPCA”) – belonging to Pampa Energía S.A. (“Pampa Energía”) – which exercises significant influence in CIESA.

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement, signed on April 16, 2004 by Petrobras Argentina Group and subsidiaries of Enron Corp. (“Enron”) as of such date. The shareholding exchange was carried out on August 29, 2005, after ENARGAS approval by Note No. 4,858 issued in July 2005. At that time, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Petrobras Argentina Group transferred its TGS class “B” common shares (representing 7.35% of the outstanding share capital of TGS) to Enron subsidiaries. Later, and within the framework of a settlement agreement entered into among CIESA, Petrobras Argentina Group, Inversiones Argentina I, Pampa Inversiones S.A. (both related companies of Pampa Energía) and Pampa Energía, owner of the total amount of the financial indebtedness of CIESA as of July 13, 2012, CIESA transferred 34,133,200 TGS Class B common shares –representing 4.2962% in TGS- to Pampa Energía.

2.

CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its consolidated financial statements for the years ended December 31, 2013 and 2012 in compliance with the provisions of Title IV, Chapter III, Article 1 of the Rules of the Comisión Nacional de Valores ("CNV") ("New Text 2013" or "NT 2013") adopted by General Resolution No. 622/13. In these consolidated financial statements as of December 31, 2013, TGS and Telcosur S.A., its consolidated subsidiary, are jointly referred to as “the Company”.

3.

BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and the International Financial Interpretations Committee (“IFRIC”).

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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NT 2013 mandates the application of Technical Resolution (“TR”) N° 26 and TR N° 29 approved by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”). Both TRs establish that certain Argentine companies which are subject to the Argentine Public Offering Regime (Law No. 26,831) should adopt IFRS issued by the IASB.

Therefore, the Company fully adopted IFRS for the first time from January 1, 2012, being its transition date. IFRS 1 - First Time Adoption of International Financial Reporting Standards ("IFRS 1") has been applied in the preparation of these consolidated financial statements. These consolidated financial statements are the first financial statements to be prepared in accordance with IFRS. All IFRS effective at the date of the preparation of these financial statements were applied. The adoption of IFRS by the Company is more fully described in Note 4.b).

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. Estimates are used when accounting for the allowance for doubtful accounts, income taxes, provisions for legal claims and others, impairment of property, plant and equipment, and present value of long term receivables. Actual results could be significantly different from such estimates.

The presentation in the statement of financial position distinguishes between current and non-current assets and liabilities. The assets and liabilities are those expected to be recovered or settled within twelve months after the end of the reporting period under review, and those held for sale. The fiscal year begins on January 1 and ends on December 31 of each year. The economic and financial results are presented on a fiscal year basis.

The consolidated financial statements are stated in thousands of Argentine pesos (“Ps.” or “pesos”), the functional currency of the Company and its subsidiary, unless otherwise stated. For further information, see Note 4.d.

Detailed data reflecting subsidiary control as of December 31, 2013 and 2012 and January 1, 2012 is as follows:

	% of shareholding
Company	and votes	Closing date	Main activity

Telcosur S.A.	99.98	December 31	Telecommunication Services

4.

SIGNIFICANT ACCOUNTING POLICIES

a)

New standards and interpretations issued by the IASB not effective as of December 31, 2013 and that have not been earlier adopted by the Company

Below is a description of the standards, amendments and interpretations to existing standards that have been issued and are mandatory for the Company’s fiscal periods beginning on or after January 1, 2014 or later and which have not been early adopted by the Company:

IFRS 9 "Financial Instruments"

In November 2009 and October 2010, the IASB issued IFRS 9 “Financial instruments”, which addresses the classification, measurement and recognition of financial assets and financial liabilities. It replaces the parts of IAS 39 “Financial Instruments: Recognition and Measurement” that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

IFRS 9 will be applicable for annual periods beginning on or after January 1, 2015, admitting its early adoption.

The Company is currently analyzing the resulting effects on the presentation of the Company’s results of operations, financial position or cash flows. The Company will also consider the impact of the remaining phases of IFRS 9 when completed by the IASB.

IAS 32 "Financial Instruments - Presentation"

In December 2011, the IASB has issued an amendment to the application guidance in IAS 32 “Financial Instruments - Presentation”, to clarify some of the requirements for offsetting financial assets and liabilities on the statements of financial positions. This amendment do not change the current offsetting model in IAS 32, which requires an entity to offset a financial asset and financial liability in the statement of financial position only when the entity currently has a legally enforceable right of set-off and intends either to settle the asset and liability on a net basis or to realize the asset and settle the liability simultaneously. The amendment disclosures will require more extensive disclosures than are currently required under IFRS.

The amendment will be applicable for annual periods beginning on or after January 1, 2014, with earlier application permitted. The Company is currently analyzing the provisions of the amendment to IAS 32.

IFRS 8 "Operating segments"

In December 2013, the IASB issued an amendment to IFRS 8 requiring disclosure of the judgments made by management in aggregating operating segments. This includes a description of the segments, which have been aggregated, and the economic indicators, which have been assessed in determining that the aggregated segments share similar economic characteristics. The standard is further amended to require a reconciliation of segment assets to the entity’s assets when segment assets are reported.

The amendment will be applicable for annual periods beginning on or after July 1, 2014, with earlier application permitted. The Company will provide the required disclosures as applicable in its consolidated financial statements for the year ended December 31, 2014.

IAS 24 "Related Parties"

In December 2013, the IASB issued an amendment to IAS 24 to include, as a related party, an entity that provides key management personnel services to the reporting entity or to the parent of the reporting entity (‘the management entity’). The reporting entity is not required to disclose the compensation paid by the management entity to the management entity’s employees or directors, but it is required to disclose the amounts charged to the reporting entity by the management entity for services provided.

The amendment will be applicable for annual periods beginning on or after July 1, 2014, with earlier application permitted. The Company is currently analyzing the impact of the new disclosure requirements.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

IAS 36 "Impairment of Assets"

In May 2013, the IASB issued an amendment to IAS 36, which requires the disclosure of the recoverable amount of an asset or cash generating unit when an impairment loss has been recognized or reversed, and additional disclosure of how the fair value less costs of disposal has been measured when an impairment loss has been recognized or reversed which includes, among others, the recoverable value,  valuation techniques used in fair values used if categorized as level 2 and 3 and the discount rates used to measure the fair value less costs of disposal if it is based on a present value technique.

The amendment will be applicable for annual periods beginning on or after January 1, 2014, with earlier application permitted. The Company is currently analyzing the impact of the new disclosure requirements.

IAS 39 "Financial Instruments"

In June 2013, the IASB issued an amendment to IAS 39 to allows hedge accounting to continue in a situation where a derivative, which has been designated as a hedging instrument, is novated to effect clearing with a central counterparty as a result of laws or regulations, if specific conditions are met (in this context, a novation indicates that parties to a contract agree to replace their original counterparty with a new one).

The amendment will be applicable for annual periods beginning on or after January 1, 2014, with earlier application permitted. This amendment is not expected to have a material impact on the information to be presented in the financial statements.

IFRIC 21 "Levies"

In May 2013, the IASB issued IFRIC 21 which sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when should a liability be recognized. The amendment shall be applied for annual periods beginning on or after January 1, 2014, with earlier application permitted. This amendment is not expected to have a material impact on the information to be presented in the financial statements.

The amendment will be applicable for annual periods beginning on or after January 1, 2014, with earlier application permitted. The Company is currently analyzing the provisions of IFRIC 21.

b)

Transition to IFRS

1.

Application of IFRS 1

The Company prepared its consolidated financial statements under IFRS for the first time for its financial year ended December 31, 2013, which included comparative financial information for the year ended December 31, 2012.

The opening IFRS statement of financial position was prepared as of the transition date elected of January 1, 2012. Prior to the adoption of IFRS, the Company had prepared its financial statements under generally accepted accounting principles in Argentina (“Argentine GAAP”).

The application of IFRS 1 required that the Company adopted accounting policies based on the standards and interpretations effective at the reporting date of its first IFRS financial statements (December 31, 2013). As a result of adopting IFRS, the Company has changed many of its accounting policies and these are described in detail in Notes 4.c) to 4.t) and Note 5. These accounting policies have been applied in preparing these consolidated financial statements, and in the preparation of the opening IFRS statement of financial position at transition. In preparing the opening IFRS statement of financial position, the Company has adjusted amounts reported previously in the financial statements

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

prepared in accordance with Argentine GAAP. An explanation of how the transition from Argentine GAAP to IFRS has affected the Company’s financial performance, financial position and cash flows is set out in the following tables and notes below.

The format of the primary financial statements under Argentine GAAP is governed by the TRs N° 8 and 9 of the FACPCE and Resolutions of the CNV. IAS 1 “Presentation of Financial Statements” requires certain disclosures to be made on the face of the primary statements and other required disclosures may be made in the notes or on the face of the financial statements, unless another standard specifies otherwise. The transition to IFRS has resulted in the Company changing the format of its income statement, statement of financial position and statement of cash flows, as well as the disclosure of certain line items not prescribed by Argentine GAAP.

2.

Initial elections upon adoption of IFRS

IFRS exemption options

As a general rule, the Company is required to establish its IFRS accounting policies for the year ended December 31, 2013 and apply these retrospectively to determine its opening IFRS statement of financial position at the transition date of January 1, 2012 and the comparative information for the year ended December 31, 2012. However, advantage has been taken of certain exemptions afforded by IFRS 1 as further described below:

Exemption for deemed cost

Under Argentine GAAP, the financial statements were prepared in constant currency units recognizing the effects of inflation up to August 31, 1995. As from that date, financial statements as of December 31, 2001 were no longer restated. As from January 1, 2002, inflation accounting was resumed until March 1, 2003 when it was discontinued according to Resolution No. 441/03 issued by the CNV. IFRS 1 allows previous GAAP revaluations to be used as deemed cost under IFRS if those valuations were, at the time of the valuation, equivalent to fair value or depreciated cost adjusted to reflect changes in a price index. Inflation adjustment made by the Company under Argentine GAAP accomplishes with requirements of IFRS 1 to be considered as previous GAAP revaluations. Therefore, the Company elected to measure items of property, plant and equipment at price-adjusted values as at January 1, 2012.

Furthermore, the Company will maintain as part of the deemed cost the capitalized foreign exchange loss in accordance with Resolutions No. 3/2002 and No. 87/03 of the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”). For further information regarding the capitalized foreign exchange loss, see Note 4.k.

Exemption for borrowing costs

IFRS 1 has been amended to permit first-time adopters not to restate borrowing costs capitalized at transition date under previous GAAP. The Company elected to apply the provisions of IAS 23 “Borrowing Costs” prospectively from the date of transition.

IFRS mandatory exceptions

Set out below are the applicable mandatory exceptions in IFRS 1 applied in the conversion from Argentine GAAP to IFRS.

Exception for estimates

IFRS estimates as at January 1, 2012 are consistent with the estimates as at the same date made in conformity with Argentine GAAP. Therefore the estimates made by the Company under previous GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The other mandatory exceptions of IFRS 1 have not been applied, as these are not relevant to the Company.

3.

Reconciliation of Argentine GAAP to IFRS

In accordance with IFRS 1 and the requirements of TRs N° 26 and 29 of the FACPCE, set out below are the reconciliations from Argentine GAAP to IFRS of the statement of financial position as of December 31, 2012 and January 1, 2012 and the reconciliations of the statement of comprehensive income and cash flows for the year ended December 31, 2012.  The reconciliations included below were prepared based on the IFRS standards that are applicable for the Company for its financial statements as of December 31, 2013.

•

Reconciliation of the statement of financial position as of January 1, 2012

01/01/2012					
	AR GAAP	Recognition and measurement reconciliations		Presentation and disclosure reconciliations		IFRSs
CURRENT ASSETS						
Cash and cash equivalents	234,209	-		112,443	2.4	346,652
Investments	225,083	-		(112,443)	2.4	112,640
Trade receivables	340,424	-		-		340,424
Other receivables	71,561	-		29,103	2.2	100,664
Inventories	7,588	-		-		7,588
Total current assets	**878,865**	-		**29,103**		**907,968**
NON-CURRENT ASSETS						
Trade receivables	52,111	-		-		52,111
Other receivables	73,994	-		(1,548)		72,446
Investments	3,221	(2,372)	1.2	1,977		2,826
Property, plant and equipment	4,012,556	-		(29,103)	2.2	3,983,453
Intangible assets	3,419	-		(3,419)	2.5	-
Deferred tax assets	-	-		1,548		1,548
Total non-current assets	**4,145,301**	**(2,372)**		**(30,545)**		**4,112,384**
Total Assets	**5,024,166**	**(2,372)**		**(1,442)**		**5,020,352**
CURRENT LIABILITIES						
Trade payables	291,539	-		-		291,539
Loans	15,846	-		(930)	2.5	14,916
Payroll and social security taxes payables	53,064	-		-		53,064
Taxes payables	49,136	-		(22,124)	2.6	27,012
Income tax payable	-	-		22,124	2.6	22,124
Advances from customers	29,208	-		-		29,208
Other liabilities	5,744	-		1,977		7,721
Provisions	130,764	-		-		130,764
Total current liabilities	**575,301**	-		**1,047**		**576,348**
NON-CURRENT LIABILITIES						
Loans	1,609,799	-		(2,489)	2.5	1,607,310
Taxes payables	604,448	-		(604,448)		-
Advances from customers	281,126	-		-		281,126
Deferred tax liabilities	-	-		604,448		604,448
Total non-current liabilities	**2,495,373**	-		**(2,489)**		**2,492,884**
Total Liabilities	**3,070,674**	-		**(1,442)**		**3,069,232**
Minority interest	1			(1)	2.3	-
Attributable to shareholders of the company	1,953,491	(2,372)		-		1,951,119
Non-controlling interest	-	-		1	2.3	1
EQUITY	**1,953,491**	**(2,372)**		**1**	2.3	**1,951,120**

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

•

Reconciliation of the statement of financial position as of December 31, 2012

AR GAAP	Recognition and measurement reconciliations		Presentation and disclosure reconciliations		IFRSs
	12/31/2012					
CURRENT ASSETS						
Cash and cash equivalents	87,141	-		605,903	2.4	693,044
Investments	744,426	-		(605,903)	2.4	138,523
Trade receivables	449,118	-		-		449,118
Other receivables	125,221	-		42,356	2.2	167,577
Inventories	54,282	-		-		54,282
Total current assets	**1,460,188**	-		**42,356**		**1,502,544**
NON-CURRENT ASSETS						
Trade receivables	48,057	-		-		48,057
Other receivables	50,875	-		(67)		50,808
Investments	3,311	(2,257)	1.2	2,164		3,218
Property, plant and equipment	4,000,519	(10,132)	1.1	(42,356)	2.2	3,948,031
Intangible assets	2,489	-		(2,489)	2.5	-
Deferred tax assets	-	-		67		67
Total non-current assets	**4,105,251**	**(12,389)**		**(42,681)**		**4,050,181**
Total Assets	**5,565,439**	**(12,389)**		**(325)**		**5,552,725**
CURRENT LIABILITIES						
Trade payables	362,349	-		-		362,349
Loans	22,569	-		(930)	2.5	21,639
Payroll and social security taxes payables	53,221	-		-		53,221
Taxes payables	73,848	-		(28,876)	2.6	44,972
Income tax payable	-	-		28,876	2.6	28,876
Dividends payable	145,368	-		(145,368)		-
Advances from customers	24,639	-		-		24,639
Other liabilities	2,495	-		147,532		150,027
Provisions	144,054	-		-		144,054
Total current liabilities	**828,543**	-		**1,234**		**829,777**
NON-CURRENT LIABILITIES						
Loans	1,853,510	-		(1,559)	2.5	1,851,951
Taxes payables	561,114	-		(561,114)		-
Advances from customers	279,562	-		-		279,562
Deferred tax liabilities	-	(3,546)	1.3	561,114		557,568
Total non-current liabilities	**2,694,186**	**(3,546)**		**(1,559)**		**2,689,081**
Total Liabilities	**3,522,729**	**(3,546)**		**(325)**		**3,518,858**
Minority interest	1			(1)	2.3	-
Attributable to shareholders of the company	2,042,709	(8,843)		-		2,033,866
Non-controlling interest	-	-		1		1
EQUITY	**2,042,709**	**(8,843)**		**1**	2.3	**2,033,867**

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

•

Reconciliation of the comprehensive income for the year ended December 31, 2012

•

Reconciliation of the statement of cash flows for the year ended December 31, 2012

Recognition and measurement differences

Management has identified the following differences in measurement:

1.1

In accordance with Argentine GAAP the Company capitalized all foreign exchange differences and interest accrued on loans affected by the construction of assets as part of their cost when construction extended over time. For purposes of the application of

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

IFRS, the Company has accrued interest only on affected loans and foreign exchange differences when they are considered as an adjustment of the cost of interest. Consequently, the IFRS adjustment reflects the foreign exchange differences that in accordance with IFRS would not be permitted to be capitalized.

1.2

In accordance with Argentine GAAP investments in associates are accounted for under the equity method of accounting. There is no difference between Argentine GAAP and IFRS in accounting for investments in associates. However, the Company has assessed the impact of IFRS adjustments on the financial statements of equity investees prepared under Argentine GAAP. As such, the Company recognized the effect of the deferred tax liabilities regarding to the inflation adjustment of the property plant and equipment of the associate Gas Link S.A. (“Link”). There were no IFRS adjustments to the other associates.

1.3

The tax effect of the adjustments made in the process of transition to IFRS.

Disclosure differences

With respect to the differences in disclosure, the following may be mentioned:

2.1

Items that under Argentine GAAP are allocated to non-operating other expenses, net, which under IFRS should be reclassified as other operating expenses or financial results, as appropriate.

2.2

Under IFRS, advances to suppliers for acquisition of fixed assets are presented as other receivables. Under Argentine GAAP, they are recorded as property, plant & equipment.

2.3

Under IFRS, non-controlling interest is disclosure as part of the Shareholders’ equity. Under Argentine GAAP, it is disclosure a middle line between liabilities and Shareholders’ equity.

2.4

Under IFRS, cash and cash equivalents include cash and those investments with an original maturity of more than three months. Under Argentine GAAP current investments include both those considered as cash and cash equivalents and those who are not.

2.5

Under IFRS, loans are disclosed net of issuance expenses. Under Argentine GAAP and in accordance with ENARGAS requirements, they are presented as intangible assets.

2.6

Under IFRS, Income tax payable is exposed in a separate item. Under Argentine GAAP, it is exposed as part of Taxes payables.

c)

Consolidation

Subsidiary

Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Furthermore, Telcosur is the only consolidated subsidiary of the Company and its financial statements as of December 31, 2013 have been used for consolidation purposes.

Associates

Associates are entities over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting. Under the equity method, the investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the date of acquisition.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss where appropriate.

When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred legal or constructive obligations or made payments on behalf of the associate.

Profits and losses resulting from upstream and downstream transactions between the Company and its associate are recognized in the Company’s financial statements only to the extent of unrelated investor’s interests in the associates. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company. Furthermore, as of December 31, 2013 and 2012 and January 1, 2012, the investment in Link has been adjusted by Ps. 3,500, Ps. 3,642 and Ps. 3,783 million due to the elimination of the unrealized intercompany gains.

Dilution gains and losses arising in investments in associates are recognized in the statements of comprehensive income.

The Company accounted for the investments in its associates, on the basis on the financial statements as of September 30, 2013 of Link, Transporte y Servicios de Gas en Uruguay SA ("TGU") and Emprendimientos de Gas del Sur S.A. ("EGS"). The Company’s management is not aware of any significant subsequent events which affected the financial statements as of September 30, 2013 of Link, TGU and EGS, from this date to December 31, 2013.

In the table below, associates are disclosed, together with the percentage of shareholding and voting as of December 31, 2013 and 2012 and January 1, 2012:

	% of shareholding
Company		Main activity	Closing date

TGU	49.00	Pipeline Maintenance	December 31
EGS	49.00	Pipeline exploitation and construction	December 31
Link	49.00	Pipeline exploitation and construction	December 31

d)

Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Company’s entities (TGS and Telcosur) are measured using the Argentine Pesos, which is the currency of the primary economic environment in which these entities operate (‘the functional currency’). The consolidated financial statements are presented in Argentine Pesos, which is the Company’s presentation currency.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the profit or loss for the year.

Foreign exchange gains and losses are presented in the statement of comprehensive income within financial income and financial expenses, as appropriate.

Associates

One of the associates, TGU has a functional currency other than the Argentine peso. Assets, liabilities and results were converted into Argentine pesos at the exchange rate prevailing at the end of each fiscal year, and its common stock and retained earnings at its historical exchange rate.

e)

Financial instruments

Classification

Financial assets are classified into the following categories:

a.

Financial assets at fair value through profit or loss: Includes financial assets held for trading or selling in the near future. The Company includes in this category balances in mutual funds and public and private bonds, which are valued at fair value at each closing date.

b.

Financial assets held to maturity: Within this category, TGS includes non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company has the intent and ability to hold to maturity. The Company includes in this category fixed term deposits.

c.

Loans and other receivables. Within this category the Company includes financial assets with fixed or determinable payments that are not quoted in an active market. Current assets are included, except those whose maturity exceeds twelve months, which are included as non-current assets. The Company includes in this category bank accounts and cash on hand, the loan granted to Pampa Energía, trade receivables and other receivables.

d.

Financial assets available for sale. Financial assets available for sale are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. At December 31, 2013 and 2012, and January 1, 2012, there are no instruments classified in this category.

Financial liabilities are classified into the following categories:

1.

Financial liabilities at fair value through profit or loss: Includes financial liabilities held for trading or selling in the near future. At December 31, 2013 and 2012, and January 1, 2012, there are no instruments classified in this category.

2.

Other financial liabilities: Within this category the Company includes financial liabilities with fixed or determinable payments that are not quoted in an active market. Current liabilities are included, except those whose maturity exceeds twelve months, which are included as non-current liabilities. The Company includes in this category trade payables, loans, tax payables, payroll and social tax payables and other payables except for investing in associates.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The classification of the financial instruments depends on the nature and purpose of the financial assets and liabilities and is determined at the time of initial recognition.

Recognition and measurement

Financial assets are initially measured at fair value, net of transaction costs except for those financial assets classified at fair value through profit or loss. Financial assets at fair value through profit or loss are initially recognized at their fair value recognizing the corresponding interest charge. Financial assets available for sale and financial assets at fair value through profit or loss are subsequently recorded at fair value. Loans and receivables and financial assets held to maturity are subsequently recorded at amortized cost in accordance with the method of the effective rate of interest, less, if applicable, impairment losses.

Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in the statement of comprehensive income within ‘Financial Income’ in the period in which they arise.

Financial liabilities at fair value through profit or loss are initially and subsequently recorded at fair value. Other financial liabilities, including loans, are initially measured at fair value and subsequently measured at amortized cost using the effective interest rate, recognizing the corresponding interest charge.

Impairment of financial assets at amortized cost

The Company assesses at each reporting date whether there is objective evidence that a financial asset or group of financial assets is impaired and if so, an impairment charge is recorded. Impairment losses are incurred if there is objective evidence of impairment as a result of one or more events occurring after initial recognition of the asset and that event (or events) has a negative impact on the estimated future projected cash flows of the financial asset or group of financial assets that can be reliably estimated. For this, the Company evaluates several factors, including the credit risk of customers, historical trends and other available information.

The carrying amount of the asset is reduced through an allowance account and the amount of the loss is recognized in the statement of comprehensive income at the time it occurs. If in subsequent periods, the amount of the impairment loss decreases, the reversal is also recorded in the statement of comprehensive income.

f)

Derivative financial instruments

Derivative financial instruments are recognized at their fair value at inception and subsequently measured at their fair value and disclosed as assets or liabilities depending if it is gain or loss. The results of derivative financial instruments are classified under "Financial expenses" in the statement of comprehensive income.

The Company manages exposures to foreign exchange risks using hedging instruments that provide the appropriate economic outcome. The hedging instruments used include currency forward contracts. The Company does not use derivative financial instruments for speculative purposes.

As of December 31, 2013, the Company entered into currency forward agreements with major financial institutions for the purchase of U.S. dollars, which are disclosed under "derivative financial instruments" in the statement of financial position. A decrease of financial expenses for the fiscal year 2013 is recognized in the statement of comprehensive income within "derivative financial instruments result".

The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument or not and, according to the nature of the item being hedged. As of the date of the issuance of these financial statements, the Company has not applied hedge accounting in any of its outstanding derivative financial instruments.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

g)

Inventories

Inventories consist of natural gas (in excess of the “Line Pack” classified as property, plant and equipment) in the Company’s pipeline system, and the liquids obtained from natural gas processing at the Cerri Complex.

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average price method. The cost of inventories includes expenditure incurred in purchasing and production and other necessary costs to bring them to their existing location and condition.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated cost of completion and the estimated costs to make the sale.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the statement of comprehensive income when the inventories are overstated.

h)

Trade receivables, other receivables and trade payables

Trade receivables and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for trade receivables.

An allowance for trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments, including the customers’ credit risk, historical trends and other relevant information are considered indicators that such receivables are impaired. Such evaluation may require future adjustments if economic conditions substantially differ from the assumptions made.

The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the statement of comprehensive income within selling expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against selling expenses in the statement of comprehensive income.

In light of the financial situation of MetroGAS S.A. (“MetroGAS”), as of December 31, 2012, its trade receivables were valued at their present value based on an estimated cash flow discounted at a market interest rate. As of December 31, 2013, all amounts due from MetroGAS were collected. For further information, see Note 18.c).

Tax credits (income tax and value added tax -“VAT”) recorded as a result of the reversion of the tariff increase (Note 16.a.) have been valued at the discounted value of the amounts expected to be collected using a market interest rate.

Trade payables have been initially valued at their fair values and subsequently at their amortized cost, using the effective interest method.

i)

Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank accounts, fixed term deposits and other short-term highly liquid investments with original maturities of three months or less.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

j)

Other financial assets at fair value through profit or loss

The Other financial assets at fair value through profit or loss consist of public and private bonds and mutual funds not considered as cash equivalents.

Initially they were recognized at fair value and subsequently measured at fair value through profit or loss.

Results from Other financial assets at fair value through profit or loss are recognized in the Statement of Comprehensive Income as "Financial Income".

k)

Property, plant and equipment

The Company elected to measure items of property, plant and equipment at price-adjusted values in accordance with previous GAAP as "deemed cost" as of the transition date to IFRSs. Property, plant and equipment are recorded at cost, less accumulated depreciation and impairment losses, if any. Historical cost comprises the purchase price and any costs directly attributable to the acquisition.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive income when they are incurred.

Property, plant and equipment (“PP&E”) are comprised as follows:

-

Assets transferred from the privatization of GdE: The value of these assets was determined based on the price paid for the acquisition of 70% of the Company’s common stock, which amounted to US$ 561.2 million. This price was the basis to determine a total value of common stock of US$ 801.7 million, which, when added to the debt assumed under the Company’s privatization agreement (the “Transfer Agreement”) of US$ 395.0 million, resulted in a total value for property, plant and equipment of US$ 1,196.7 million. Such value, converted at the exchange rate in effect as of the date of the Transfer Agreement, has been restated for the effects of inflation.

-

Line pack: It represents the natural gas in the transportation system that is necessary to keep the system at operating capacity, valued at acquisition cost and restated for the effects of inflation.

-

Additions: They have been valued at acquisition cost restated for the effects of inflation. The Company has capitalized all the investments stipulated as mandatory in the License during the first five-year period, in order to achieve system integrity and public safety equal to those required by international standards. Such investments included, among others, the costs of survey programs related to internal and external pipeline inspection, cathodic protection and pipeline replacement and recoating. Additionally, Resolutions No. 1,660 and No. 1,903 issued by ENARGAS include definitions prescribing which costs should be considered improvements and which costs should be considered maintenance expenses. Repair and maintenance costs have been expensed as incurred.

-

Capitalization of foreign exchange loss: Resolutions No. 3/2002 and No. 87/03 issued by the CPCECABA established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, may be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities.

Accumulated depreciation related to natural gas transportation assets is computed under the straight-line method over the estimated useful lives of the specific assets, which are lower than the maximum useful lives established by ENARGAS through Resolutions No. 1,660 and No. 1,903.

For depreciation of all other property, plant and equipment, the Company uses the straight-line method of depreciation and applies the annual depreciation rates disclosed in Note 11.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Where individual components of an item of property, plant and equipment have different useful lives, they are accounted for as separate items, which are depreciated separately.

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each statement of financial position date.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in the statement of comprehensive income.

Capitalized foreign exchange loss is depreciated over the remaining useful lives of the assets that led to such capitalization.

In accordance with IAS 23, the Company capitalizes financial expense on long term construction projects. Financial expense capitalized was Ps. 7,245 and Ps. 5,924 for the year ended December 31, 2013 and 2012.

Impairment of non financial assets

At each statement of financial position date, the Company reviews the carrying amounts of its property, plant and equipment to determine whether there is any indication that those assets have suffered an impairment loss (e.g. significant decreases in the market value of assets, in the prices of the main products sold by the Company, as well as changes in the regulatory framework for the Company’s activities, significant increases in operating expenses, or evidence of obsolescence or physical damage). If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognized immediately in the statement of income.

Where an impairment loss subsequently reverses the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized immediately in the statement of comprehensive income.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. To such end, the Company makes estimates and assumptions of the economic conditions that will prevail throughout the useful life of the assets. As a result of the factors mentioned above, actual cash flows and values could vary significantly from projected cash flows and the values derived from the discounting techniques used.

As of December 31, 2013, 2012 and January 1, 2012 the carrying value of PP&E does not exceed their recoverable value.

l)

Loans granted to related companies

They were initially measured at fair value and subsequently the loan to Pampa Energía is measured at amortized cost.

Loans to related parties consist of the balance of the loan granted to Pampa Energía (for further information see Note 19).

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

m)

Loans

Loans have been initially recorded at the amount received. Subsequently, loans are valued at their amortized cost.

n)

Income tax and deferred income tax

Income tax includes current tax and deferred income tax. The current income tax is calculated on the basis of tax regulations in force at each year-end. Management periodically evaluates positions taken in tax returns with respect to situations in which tax regulations are subject to interpretation and establishes provisions if applicable. As of December 31, 2013 and 2012 and January 1, 2012, there are no provisions for this concept.

The Company has calculated their respective income tax charges using the deferred tax method, which considers the effect of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

To estimate deferred tax assets and liabilities, the tax rate expected to be in effect at the time of utilization was applied to identify temporary differences based on the legal requirements effective at the date of preparation of these consolidated financial statements.

A deferred tax is recognized on the temporary differences arising from investments in subsidiaries and associates, except for deferred tax liabilities where the Company is able to control the timing of the reversal of the temporary difference and it is probable that the reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are offset if the Company has a legally enforceable right to offset recognized amounts and when deferred tax assets and liabilities relate to income tax levied by the same tax authority on the same taxable entity or different taxable entities that intend to settle tax assets and liabilities on a net basis. Current and deferred tax assets and liabilities have not been discounted. Deferred tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

Deferred tax assets and liabilities have been valued at their nominal value.

o)

Asset tax

The Company is subject to the Impuesto a la Ganancia Mínima Presunta (the Asset Tax Law”). The asset tax is calculated on an individual entity basis at the statutory tax rate of 1%, and is based upon the taxable assets of each Argentine entity as of the end of the year. This tax is complementary to income tax and the Company is required to pay the greater of the income tax or the asset tax. Any excess of the asset tax over the income tax may be carried forward and recognized as a payment on account of any excess of income tax over asset tax occurring within the subsequent ten years.

As of December 31, 2013 and 2012 and January 1, 2012, the Company has not recorded any provision in respect of the asset tax because the determined amounts do not exceed what has been estimated for the income tax.

p)

Provisions

The Company has recorded provisions related to legal actions, judicial court, claims and administrative proceedings, including those of legal and regulatory nature.

Provisions for legal claims and/or claims by third parties ("legal claims and others") are recorded when the Company has a present obligation as a result of a past event, it is probable that an outflow of

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

resources will be required to settle the obligation; and the amount has been reliably estimated. Estimates are reviewed and adjusted, as the Company obtains additional information.

q)

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods and/or services supplied. The Company recognizes revenue when the amount of revenue can be reliably measured; when it is probable that future economic benefits will flow to the entity; and when specific criteria have been met for each of the Company’s activities, as described below.

Tax on exports and turnover tax are disclosed as Selling Expenses.

Natural Gas transportation services includes: (i) firm natural gas transportation, whose revenues are recognized when the capacity is reserved and paid for regardless of actual usage by the customer and (ii) interruptible natural gas transportation whose revenues are recognized at the inception of the rendering of the service.

Liquids Production and Commercialization services includes: (i) Liquids production and commercialization for its own account and on behalf on third parties, whose revenues are recognized at the time of the delivery of the liquids to the customers, and (ii) Other Liquids services, which corresponds mainly to the receipt, storage and dispatch from facilities located in Puerto Galván, and whose sales revenues are recognized when the service is provided.

Services from Other Services segment primarily consist of the treatment, removal of impurities and natural gas compression, as well as inspection and maintenance of pipelines and compressor plants and services of steam generation for electricity production. Also, this business segment includes revenues from telecommunications services provided through Telcosur. Revenues in this segment are recognized when the service is provided.

r)

Advances from customers

Mainly consist of pre-payments for the transportation of natural gas services made by customers in order to finance pipeline expansion works. Advances from customers are recognized initially at their fair value. Subsequent to initial recognition, advances  from customers are measured at their amortized cost which is higher than the cost of rendering the gas transportation services that will cancel said advances.

s)

Equity accounts

The activity in the Equity accounts reflects resolutions adopted by Shareholders in their meetings, or the effects of the laws or regulations in force.

Common stock

The common stock consists of contributions made by shareholders represented by shares and comprises outstanding shares at their nominal value.

Adjustment to common stock

Common stock accounts were restated in constant currency in accordance with previously applicable accounting standards in Argentina to the implementation of IFRS. Common stock account was kept at nominal value and the adjustment arising from such restatement is shown under “Inflation Adjustment to common stock”.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Common stock adjustment is not distributable in cash or in kind but may be capitalized through issuance of shares. In addition, this balance may be used to compensate accumulated losses in accordance with the compensation method specified under “Accumulated Retained earnings”.

Legal Reserve

Pursuant to the provisions of the Argentine Business Association Law and the CNV, the Company is required to set up a legal reserve by providing at least 5% of the aggregate amount of net income for the year, prior year adjustments, transfers of other comprehensive income to retained earnings and accumulated losses of prior years, when this aggregate amount exceeds zero until the legal reserve equals 20% of the sum of Capital stock and Adjustment to capital stock balances.

Future dividends reserve

Corresponds to the remaining balance of the appropriation made by the Shareholders Meeting, for which a specific amount was intended to constitute a special future dividends reserve.

 In addition, the Shareholders delegated on the Company’s Board of Directors the determination of the date and amount of the dividend distribution until the following Ordinary Shareholders’ Meeting that will approve the financial statements as of December 31, 2013.

Future Capital Expenditures Reserve

The Company’s Shareholders’ Meeting allocates a specific amount to establish a special Reserve to develop the Company’s investment activities.

Distribution of dividends

The cash dividend is recognized as a liability in the Company’s financial statements in the year in which they are approved by the shareholders of the Company or the Board of Directors according to the powers delegated by the Shareholders’ Meeting, as appropriate.

Unappropriated retained earnings

Until December 2011, the outstanding balance of retained earnings includes accumulated gains or losses which were not allocated to a specific purpose reserve and, when positive, may be distributed pursuant to the decision of the Shareholders provided these retained earnings are not subject to legal restrictions, as mentioned above “Legal reserve”.

General Resolution N° 593/2011 issued by the CNV provided that Shareholders in the Meetings at which they should decide upon the approval of financial statements in which the Retained earnings account has a positive balance, should adopt an express resolution as to the allocation of such balance, whether to dividend distribution, capitalization, setting up of reserves or a combination of these.

t)

     Basic and diluted earnings per share

Basic earnings per share as of December 31, 2013 and 2012 were calculated by dividing the amount of income or loss attributable to Shareholders of the Company by the weighted average number of ordinary shares outstanding during the fiscal year (794,495,283 shares). Since the Company does not have preferred shares or debt convertible into shares, basic and diluted earnings per share are the same.

5.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Critical accounting policies are those that are most important to the portrayal of the Company’s financial condition, results of operations and cash flows, and require management to make difficult,

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on various factors, including past trends, expectation of future events regarding the outcome of events and results and other assumptions that it believes are reasonable.

Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on the Company’s results of operations. The Company’s critical accounting policies are discussed below:

(a) Impairment of property, plant and equipment

The Company considers each of its business segments to be a single cash generating unit. Accordingly, the Company evaluates the carrying value of its property, plant and equipment on a segment-by-segment basis at the end of each fiscal year. In addition, the Company periodically evaluates the carrying value of its property, plant and equipment for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The calculation of the value in use is based on the definition of discounted future cash flows. The projected cash flows are prepared taking into account: (i) projections of the price of liquids and purchase cost of natural gas used as raw material associated with the Liquids and Commercialization segment, (ii) estimates relating to the timing, type and amount of the tariff increase and the recognition of cost adjustments for the Natural Gas Transportation segment, (iii) projections of the future costs to be incurred by the Company, (iv) the use of certain macroeconomic variables such as interest rates, inflation, foreign exchange rates. The discount rate is the weighted average cost of capital (“WACC”).

The Company recorded no impairment losses of components of property, plant and equipment at December 31, 2013 and 2012, and January 1, 2012.

Due to the uncertainties surrounding the tariff renegotiation process as describes in Note 16.a), estimates of future tariff adjustments are highly uncertain and there is a substantial risk that these estimates could prove to be materially different from actual future tariffs. For this reason the Company performed probability-weighted analysis as to the cash flow assumptions considered in performing an impairment test of its natural gas transportation business segment at the end of each year. TGS considered two different scenarios:

a)

Scenario 1: the Company is able to reach an agreement with the Argentine government regarding a tariff increase (“Scenario 1”); and

b)

Scenario 2: the Company is unable to reach an agreement with the Argentine government, resulting in no tariff increase during the remaining term of our License, including the entire extension period (“Scenario 2”).

As of December 31, 2013, TGS assigned a probability of occurrence of 95% to Scenario 1, and a probability of occurrence of 5% to Scenario 2.

In performing the analysis for Scenario 1, because the terms of an agreement with the Argentine government are also uncertain, TGS developed three different projected cash flow streams based on the timing, type and amount of the tariff increase based on the renegotiation process with the Argentine government, namely a) the base case, b) the optimistic case, and c) the pessimistic case and assigned a portion of the overall probability of occurrence of 95% to each projected cash flow: 50%, 10% and 35%, respectively.  Specific details of each cash flow streams as of December 31, 2013 were based on: (a) the status of the negotiations with the Argentine government, (b) the status of the legal actions initiated by TGS in order to obtain the implementation of the tariff increase included in the 2008 Transitional Agreement and upheld by the Decree No. 1,918/09, (c) the current regulatory framework, (d) recent experiences and renegotiation agreements signed by other gas and electricity utility peers and (e) management’s expectations regarding other measures that management believes are likely to be taken by the Argentine government to deal with the present economic situation of gas and electricity utilities. Each of these cash flow scenarios included assumptions related to: (i) the implementation of an initial tariff increase as contemplated by the Decree No. 1,918/09, (ii) the enactment of the License Renegotiation Agreement with the UNIREN, which was accepted by TGS

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

(but has not been executed) and which contemplates different magnitudes and timings of the tariff review, and (iii) the magnitude and timing of the semi-annual tariff review mechanism that would permit adjustment in the tariff to reflect movements in general cost indices.

Based on those estimations, the estimated discounted cash flows were higher than the carrying amount of such assets as of December 31, 2013.

Up to 18% increase in the weighted probability of the pessimistic case (from 35% to 53%) and an 8% reduction in the probability of occurrence of the optimistic case (from 10% to 0%) and base case (50% to 42%) would not generate adjustment for impairment.

(b) Allowances for doubtful accounts

The Company provides for doubtful accounts relating to its accounts receivables. The allowance for doubtful accounts is based on management’s evaluation of various factors, including the credit risk of customers, historical trends and other information. While management uses the information available to make evaluations, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the evaluations. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimation, and the consolidated financial statements reflect that consideration.

(c) Provisions for legal claims and others

The Company has certain liabilities with respect to existing court or out-of-court claims, lawsuits and other proceedings, including those involving legal and regulatory matters. The Company records liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such provisions are based on developments known at the date of the issuance of these consolidated financial statements, estimates of the outcome of these matters and the experience of its legal counsel in contesting, litigating and settling other matters. As the scope of the liabilities become better defined, there will be changes in the estimates of future costs, which could have a material effect on the Company's future results of operations and financial condition or liquidity.

6.

SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Cash and cash equivalents at the end of the year ended December 31, 2013 and 2012 are as follows:

7.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”)

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

The CODM evaluates the business based on the differences in the nature of the Company’s products and services. The business segment information is reported consistently with the information reviewed by the Board of Directors. The amount reported for each segment item is the measure reported to the CODM for these purposes. This measure is the operating profit.

The Company analyzes its businesses into three segments: (i) Natural Gas Transportation Services, (ii) Liquids Production and Commercialization and (iii) Other Services. Liquids Production and Commercialization segment and Other Services segment are not regulated by ENARGAS.

Detailed information on each business segment for the years ended December 31, 2013 and 2012 is disclosed below:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

8.

SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a)

Other receivables

The breakdown of other receivables based on its currency of origin is the following:

b)

Trade receivables

The breakdown of trade receivables based on its currency of origin is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The movement of the allowance for doubtful accounts is as follows:

c)

Cash and cash equivalents

The breakdown of cash and cash equivalents based on its currency of origin is the following:

d)

Advances from customers (1)

(1) They are mainly related to the financing of TGS pipeline system expansion works for the rendering of firm transportation services contracted by such clients. The advance will be settled with the effective rendering of firm transportation service.

The breakdown of advances from customers based on its currency of origin is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

e)

Other payables

Other payables are denominated in pesos.

f)

Taxes payables

Taxes payables are denominated in pesos.

g)

Trade payables

The breakdown of trade payables based on its currency of origin is the following:

h)

Cost of sales

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3)

___________________________________________________________________________________________________________________________________________________________

i)

Expenses by nature – Information required under art. 64 paragraph I, clause B)  Commercial Companies Law

2013					
		Operating expenses				
Accounts	Total	Regulated Activities	Non Regulated Activities	Administrative expenses	Selling expenses	Financial expenses
Salaries, wages and other contributions	305,657	169,043	60,064	58,276	18,274	-
Social security taxes	55,159	27,184	10,736	13,290	3,949	-
Compensation to Directors and Supervisory Committee	2,957	-	-	2,957	-	-
Professional services fees	15,321	355	862	13,527	577	-
Technical operator assistance fees	52,952	6,425	46,527	-	-	-
Materials	18,790	5,886	12,904	-	-	-
Third parties services	30,706	11,140	14,801	4,765	-	-
Telecommunications and post expenses	2,847	474	595	1,569	209	-
Rents	1,354	310	95	882	67	-
Transports and freight	10,694	7,634	2,875	178	7	-
Easements	18,172	18,172	-	-	-	-
Offices supplies	1,068	362	131	444	131	-
Travels expenses	3,981	2,190	636	836	319	-
Insurance	15,733	9,099	5,491	1,117	26	-
Property, plant and equipment maintenance	83,193	54,970	25,807	2,025	391	-
Depreciation of property, plant and equipment	242,917	166,326	63,271	13,320	-	-
Taxes and contributions	488,549	43,793	10,904	784	433,068 (1)	-
Advertising	45	-	-	-	45	-
Banks expenses	1,050	-	-	1,007	43	-
Interests expense	230,807	-	-	-	-	230,807
Foreign exchange loss	626,979	-	-	-	-	626,979
Other expenses and financial charges	22,640	-	-	-	-	22,640
Derivative financial instruments results	(38,025)					(38,025)
Costs of services rendered to third parties	16,571	-	16,571	-	-	-
Transactions among business segments	-	(6,603)	6,603	-	-	-
Other expenses	11,517	5,148	3,363	2,748	258	-
Year ended December 31, 2013	2,221,634	521,908	282,236	117,725	457,364	842,401

(1) Includes tax on exports of Ps. 363,435 for the year ended December 31, 2013.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3)

___________________________________________________________________________________________________________________________________________________________

| | 2012 | | | | | |
|---|---|---|---|---|---|---|
| | | Operating expenses | | | | |
| Rubro | Total | Regulated Activities | Non Regulated Activities | Administrative expenses | Selling expenses | Financial expenses |
| Salaries, wages and other contributions | 241,779 | 135,693 | 45,275 | 46,331 | 14,480 | - |
| Social security taxes | 43,260 | 21,574 | 8,131 | 10,196 | 3,359 | - |
| Compensation to Directors and Supervisory Committee | 2,322 | - | - | 2,322 | - | - |
| Professional services fees | 14,564 | 700 | 553 | 12,787 | 524 | - |
| Technical operator assistance fees | 52,046 | 25,370 | 26,676 | - | - | - |
| Materials | 14,389 | 4,722 | 9,667 | - | - | - |
| Third parties services | 24,873 | 8,332 | 12,087 | 4,454 | - | - |
| Telecommunications and post expenses | 2,434 | 371 | 665 | 1,286 | 112 | - |
| Rents | 1,230 | 288 | 180 | 709 | 53 | - |
| Transports and freight | 9,051 | 6,395 | 2,517 | 139 | - | - |
| Easements | 15,605 | 15,605 | - | - | - | - |
| Offices supplies | 977 | 287 | 93 | 491 | 106 | - |
| Travels expenses | 3,662 | 2,013 | 775 | 634 | 240 | - |
| Insurance | 13,486 | 8,186 | 4,857 | 422 | 21 | - |
| Property, plant and equipment maintenance | 75,068 | 50,354 | 22,915 | 1,524 | 275 | - |
| Depreciation of property, plant and equipment | 233,670 | 163,293 | 60,332 | 10,045 | - | - |
| Taxes and contributions | 443,464 | 31,863 | 7,946 | 477 | 403,179 (1) | - |
| Advertising | 545 | - | - | - | 545 | - |
| Doubtful accounts | 127 | - | - | - | 127 | - |
| Banks expenses | 799 | - | - | 764 | 35 | - |
| Interests expense | 185,294 | - | - | - | - | 185,294 |
| Foreign exchange loss | 239,121 | - | - | - | - | 239,121 |
| Other expenses and financial charges | 23,759 | - | - | - | - | 23,759 |
| Derivative financial instruments results | - | | | | | - |
| Costs of services rendered to third parties | 32,381 | - | 32,381 | - | - | - |
| Transactions among business segments | - | (6,101) | 6,101 | - | - | - |
| Other expenses | 8,428 | 4,468 | 2,096 | 1,687 | 177 | - |
| Year ended December 31, 2012 | 1,682,334 | 473,413 | 243,247 | 94,268 | 423,233 | 448,174 |

(1) Includes tax on exports of Ps. 357,409 for the year ended December 31, 2012.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

___________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

j)

Net financial results

k)

Other operating expenses

l)

 Other financial assets at fair value through profit or loss

The breakdown of other financial assets at fair value through profit or loss based on its currency of origin is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

___________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________________

9.

INVESTMENTS IN ASSOCIATES

As of the date of issuance of these financial statements, none of the associates have distributed dividends and there were no changes in their capital.

10.

(LOSS) / PROFIT FROM ASSOCIATES

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

11.

PROPERTY, PLANT AND EQUIPMENT

| | 12/31/2013 | | | | | | | | | | | 12/31/2012 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Cost | | | | | Depreciation | | | | | | |
| Main account | Beginning of the year | Additions | Retirements | Transfers | End of the year | Accumulated at the beginning of the year | Retirements | For the year | Rate % | Accumulated at at the end of the year | Net book value | Net book value |
| Pipelines | 3,583,938 | 2,210 | - | 26,129 | 3,612,277 | 1,263,152 | - | 85,499 | 2.2 | 1,348,651 | 2,263,626 | 2,320,786 |
| Compressor plants | 1,322,490 | - | - | 31,596 | 1,354,086 | 699,420 | - | 62,852 | 3,3 to 25 | 762,272 | 591,814 | 623,070 |
| Other industrial plants | 2,868 | - | - | - | 2,868 | 260 | - | 98 | 3.3 | 358 | 2,510 | 2,608 |
| Stations of regulation and/or measurement of pressure | 124,787 | - | - | 1,616 | 126,403 | 72,504 | - | 5,136 | 4.0 | 77,640 | 48,763 | 52,283 |
| Other technical installations | 28,342 | - | - | - | 28,342 | 18,019 | - | 1,008 | 6.7 | 19,027 | 9,315 | 10,323 |
| Subtotal assets related to gas transportation service | 5,062,425 | 2,210 | - | 59,341 | 5,123,976 | 2,053,355 | - | 154,593 | | 2,207,948 | 2,916,028 | 3,009,070 |
| Assets related to gas upstream service | 198,378 | - | 665 | 7,371 | 205,084 | 95,959 | 147 | 7,857 | 2,2 to 25 | 103,669 | 101,415 | 102,419 |
| Assets related to liquids production and commercialization service | 648,348 | - | - | 28,763 | 677,111 | 441,704 | - | 41,902 | 5.9 | 483,606 | 193,505 | 206,644 |
| Lands | 6,279 | - | - | - | 6,279 | - | - | - | - | - | 6,279 | 6,279 |
| Buildings and constructions | 182,031 | - | - | 2,634 | 184,665 | 88,937 | - | 4,261 | 2.0 | 93,198 | 91,467 | 93,094 |
| Fittings and features in building | 5,692 | - | - | - | 5,692 | 3,242 | - | 297 | 4.0 | 3,539 | 2,153 | 2,450 |
| Machinery, equipment and tools | 39,034 | 1,752 | - | 2,250 | 43,036 | 33,596 | - | 1,345 | 6,7 to 20 | 34,941 | 8,095 | 5,438 |
| Computers and Telecommunication systems | 343,322 | - | - | 20,052 | 363,374 | 241,719 | - | 22,716 | 6,7 to 20 | 264,435 | 98,939 | 101,603 |
| Vehicles | 24,621 | 3,599 | 98 | - | 28,122 | 16,987 | 98 | 2,321 | 10 and 20 | 19,210 | 8,912 | 7,634 |
| Furniture | 13,122 | 9 | - | 16 | 13,147 | 12,541 | - | 104 | 10 | 12,645 | 502 | 581 |
| Capitalization of foreign exchange loss | 177,272 | - | - | - | 177,272 | 83,712 | - | 7,521 | 4 | 91,233 | 86,039 | 93,560 |
| Materials | 176,850 | 104,125 | 3,373 | (50,901) | 226,701 | - | - | - | - | - | 226,701 | 176,850 |
| Line pack | 13,872 | - | - | - | 13,872 | 1,618 | - | - | - | 1,618 | 12,254 | 12,254 |
| Works in progress | 130,155 | 153,990 | - | (69,526) | 214,619 | - | - | - | - | - | 214,619 | 130,155 |
| Total 2013 | 7,021,401 | 265,685 | 4,136 | - | 7,282,950 | 3,073,370 | 245 | 242,917 | | 3,316,042 | 3,966,908 | |
| Total 2012 | 6,858,118 | 200,944 | 37,661 | - | 7,021,401 | 2,855,065 | 15,365 | 233,670 | | 3,073,370 | | 3,948,031 |

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

| | 12/31/2012 | | | | | | | | | | | 01/01/2012 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Cost | | | | | Depreciation | | | | | | |
| Main account | Beginning of the year | Additions | Retirements | Transfers | End of the year | Accumulated at the beginning of the year | Retirements | For the year | Rate % | Accumulated at at the end of the year | Net book value | Net book value |
| Pipelines | 3,559,857 | - | - | 24,081 | 3,583,938 | 1,176,953 | - | 86,199 | 2.2 | 1,263,152 | 2,320,786 | 2,382,904 |
| Compressor plants | 1,289,791 | - | 33,704 | 66,403 | 1,322,490 | 656,212 | 14,010 | 57,218 | 3,3 a 25 | 699,420 | 623,070 | 613,979 |
| Other industrial plants | 1,003 | - | - | 1,865 | 2,868 | 167 | - | 93 | 3.3 | 260 | 2,608 | 836 |
| Stations of regulation and/or measurement of pressure | 122,568 | - | - | 2,219 | 124,787 | 67,397 | - | 5,107 | 4.0 | 72,504 | 52,283 | 55,171 |
| Other technical installations | 23,988 | - | - | 4,354 | 28,342 | 17,105 | - | 914 | 6.7 | 18,019 | 10,323 | 6,883 |
| Subtotal assets related to gas transportation service | 4,997,207 | - | 33,704 | 98,922 | 5,062,425 | 1,917,834 | 14,010 | 149,531 | | 2,053,355 | 3,009,070 | 3,059,773 |
| Assets related to gas upstream service | 127,439 | - | - | 70,939 | 198,378 | 88,627 | - | 7,332 | 2,2 a 25 | 95,959 | 102,419 | 38,812 |
| Assets related to liquids production and commercialization service | 623,003 | 89 | - | 25,256 | 648,348 | 401,727 | - | 39,977 | 5.9 | 441,704 | 206,644 | 221,276 |
| Lands | 5,637 | - | - | 642 | 6,279 | - | - | - | - | - | 6,279 | 5,637 |
| Buildings and constructions | 178,287 | - | - | 3,744 | 182,031 | 84,715 | - | 4,222 | 2.0 | 88,937 | 93,094 | 93,572 |
| Fittings and features in building | 5,550 | - | - | 142 | 5,692 | 2,946 | - | 296 | 4.0 | 3,242 | 2,450 | 2,604 |
| Machinery, equipment and tools | 37,789 | 1,245 | - | - | 39,034 | 32,102 | - | 1,494 | 6,7 a 20 | 33,596 | 5,438 | 5,687 |
| Computers and Telecommunication systems | 323,029 | - | - | 20,293 | 343,322 | 220,479 | - | 21,240 | 6,7 a 20 | 241,719 | 101,603 | 102,550 |
| Vehicles | 21,027 | 4,931 | 1,337 | - | 24,621 | 16,341 | 1,303 | 1,949 | 10 y 20 | 16,987 | 7,634 | 4,686 |
| Furniture | 13,186 | - | 64 | - | 13,122 | 12,485 | 52 | 108 | 10 | 12,541 | 581 | 701 |
| Capitalization of foreign exchange loss | 177,272 | - | - | - | 177,272 | 76,191 | - | 7,521 | 4 | 83,712 | 93,560 | 101,081 |
| Materials | 148,203 | 76,213 | 2,556 | (45,010) | 176,850 | - | - | - | - | - | 176,850 | 148,203 |
| Line pack | 13,872 | - | - | - | 13,872 | 1,618 | - | - | - | 1,618 | 12,254 | 12,254 |
| Works in progress | 186,617 | 118,466 | - | (174,928) | 130,155 | - | - | - | - | - | 130,155 | 186,617 |
| Total | 6,858,118 | 200,944 | 37,661 | - | 7,021,401 | 2,855,065 | 15,365 | 233,670 | | 3,073,370 | 3,948,031 | 3,983,453 |

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

12.

LOANS

Short-term and long-term loans as of December 31, 2013 and 2012 and January 1, 2012 comprise the following:

The breakdown of loans based on its currency of origin is the following:

The activity of the loans as of December 31, 2013 and 2012 is the following:

The maturities of the current and non-current loans as of December 31, 2013 are as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Issuance of notes under the 2007 Global Program:

The Extraordinary Shareholders’ meeting held on December 21, 2006 approved the creation of a global program for the issuance of new notes up to a maximum aggregate amount of US$ 650.0 million (the “2007 Global Program”). The 2007 Global Program was authorized by the CNV on January 18, 2007.

Accordingly, between May and June 2007, the Company refinanced its outstanding indebtedness through the issuance of US$500.0 million new notes (the “2007 Notes”), the early prepayment of its outstanding debt through an exchange offer, the cancellation of outstanding notes which did not participate in the exchange offer and cancellation of bank loans. The 2007 Notes have a coupon rate of 7.875%, with interest being paid semiannually, and maturity date of May 2017. Principal on the 2007 Notes is to be paid in four equal annual installments beginning in May 2014 until maturity. The 2007 Notes are traded in the Bolsa de Comercio de Buenos Aires ("BCBA"), the Mercado Abierto Electrónico (“MAE”) and the Euro MTF of the Luxembourg Exchange.

The Company’s goal in issuing these notes was to improve the Company’s financial indebtedness profile and to ease the restrictions imposed by the prior debt restructured in 2004, including but not limited to dividend distribution, additional indebtedness and capital expenditures.

Moreover, between August 2008 and August 2010, considering favorable conditions in the market, the Company reduced its financial indebtedness through the cancellation of a portion of the 2007 Notes for an aggregate amount of US$ 125,976,000, which had previously been purchased on the market at a lower price. As of December 31, 2013, the Company’s financial indebtedness amounts to US$ 374,024,000. Principal payments will amount to US$ 93,506,000 each.

The fair value of the 2007 Notes is based on a discounted cash flow at an effective interest rate of 7.942%.

Covenants:

The 2007 Notes contain certain restrictive covenants that, among other things, limit the ability of the Company to (i) incur additional indebtedness, (ii) pay dividend, (iii) issue guarantees, (iv) dispose certain assets and (v) make certain related party transactions. The Company was in compliance with all covenants of the 2007 Notes as of the date of issuance of these financial statements.

The foregoing limitations are subject to exceptions as set forth in the Indenture. For example, the Company may incur in additional indebtedness as long as (i) after issuing it, the consolidated coverage ratio (calculated as the quotient of the consolidated adjusted EBITDA -earnings before financial results, income tax, depreciation and amortization-) and the consolidated interest expense) is equal or higher than 2.0:1; and (ii) the consolidated debt ratio (calculated as the quotient of the consolidated debt and the consolidated EBITDA) is equal or lower than 3.75:1; (ii) it is incurred to refinance outstanding debt and (iii) it is originated in advances from customers.

Additionally, the Company may pay dividends as long as (i) the Company is not in default under 2007 Notes, (ii) immediately after any dividend payment, the Company would be able to incur in additional indebtedness pursuant to item (i) and (ii) of the preceding paragraph.

Other Loans:

On August 24, 2012, the Company entered into a loan with Santander Rio Bank for Ps. 20.0 million. The loan bears interest at an annual fixed rate of 15.01% payable on a monthly basis. The loan has a repayment schedule with nine quarterly installments as from August 26, 2013 and final maturity in August 2015.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

On November 22, 2013, the Company entered into a loan with Itau Bank for Ps. 20.0 million. The loan bears interest at an annual fixed rate of 15.25% payable on a monthly basis. The loan has a repayment schedule with 25 equal and monthly installments and final maturity in November 2016. The first installment is in November 2014.

On December 3, 2013, the Company entered into a loan with Macro Bank for Ps. 10.0 million. The loan bears interest at an annual fixed rate of 15.25% payable on a monthly basis. The loan has a repayment schedule with 34 monthly installments as from July 2014 and final maturity in April 2017.

The current terms of the Company’s interest- bearing borrowings as of December 31, 2013 has been reviewed and compared to the market pricing at year’s end, and the carrying value is considered to represent a reasonable approximation to fair value.

13.

INCOME TAX AND DEFERRED TAX

The reconciliation between the tax computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the years ended December 31, 2013 and 2012 is as follows:

The analysis of the net deferred tax liabilities is as follows:

The components of the net deferred tax assets and liabilities as of December 31, 2013 and 2012 and January 1, 2012 are the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the years in which those temporary differences become recoverable. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning in making these assessments.

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the years ended December 31, 2013 and 2012 as follows:

14.

PROVISIONS

15.

FINANCIAL RISK MANAGEMENT

1.

Financial risk factors

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, cash flows interest rate risk, and commodity price risk), credit risk and liquidity risk. To that extent, the Company has different policies adopted to mitigate its exposure to financial risks.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

1.1

Foreign exchange risk

The Company is primarily exposed to the fluctuation of the exchange rate of the U.S. dollar against the Argentine Peso due to the fact that almost its entire financial indebtedness is denominated in U.S. dollars.

As regards to the revenue derived from the Natural Gas Transportation segment, the tariffs charged by the Company are currently pesified on a one-to-one basis (at an exchange rate of Ps. l.00 = US$ l.00) from January 2002 as mandated by Public Emergency and Reform of the Foreign Exchange System Law (the “Public Emergency Law”). On the other hand, revenues in US dollars derived from the Liquids Production and Commercialization segment accounted for approximately 90% of the segment’s total revenues for both the years ended December 31, 2013 and 2012. Total revenues denominated in Argentine Pesos accounted for 29% and 30% for the years ended December 31, 2013 and 2012, respectively.

Considering the net liability financial position described in the table below, the Company estimated that, other factors being constant, a 10% appreciation of the US dollar against the Argentine Peso for the years ended December 31, 2013, and 2012 would have decreased the Company’s income before tax for the year in approximately Ps. 187,569 and Ps. 140,317, respectively. A 10% depreciation of the US dollar against the Argentine Peso would have an equal and opposite effect on the income statement. Actual results may differ significantly from these theoretical sensitivity scenarios.

During the year ended December 31, 2013, the Company entered into both US dollar forward purchase contracts as well as US dollar-linked mutual fund investments in order to cover the risk exposure associated with foreign exchange rate movements on its financial indebtedness. The fair value of the forwards was Ps. 26,500 as of December 31, 2013. The Company has not performed any derivative transactions of this type during the year ended December 31, 2012.

As of February 10, 2014, the US dollar appreciated approximately 20% against the Argentine peso. Given the net liability position as of December 31, 2013, other factors being constant, this 20% appreciation of the US dollar against the Argentine Peso increased the Company’s financial expense in Ps. 246,289, net of tax. As of the date of these financial statements, the Company continued its strategy of closing US dollar forward purchase contracts and/or other transactions aimed at mitigating its overall foreign exchange risk exposure.

1.2

Interest rate risk

The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at floating rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The interest rate profile of the Company's borrowings is set out in Note 12.

Currently, the Company’s exposure to cash flow interest rate risk is limited due to the fact that 100% of its outstanding financial indebtedness bears fixed interest rates.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

As far as interest-bearing financial assets, the exposure to interest rate risk is limited to the financial assets of the Company which bear variable interest rate. Most of the financial assets of the Company bear fix rate interests.

The following table shows a breakdown of the Company’s fixed-rate and floating-rate financial assets and liabilities as of December 31, 2013:

In view of the nature of the Company’s financial assets which bear variable interest, an immediate 100 basis points decrease in the interest rate would not have a significant impact on the total value of the financial assets.

1.3

Commodity price risk

Commercial operations performed by the Company in its Liquids Production and Commercialization segment are affected by a number of factors beyond its control, including changes in the international prices of the products sold, and government regulations on prices, taxes and other charges, among others.

The sale prices of propane, butane and natural gasoline the Company exports in its Liquids Production and Commercialization segment are referenced to international prices (Mont Belvieu for the LPG and NWE ARA for the natural gasoline). These prices have historically been cyclical, reflecting overall economic conditions and changes in capacity within the industry, which may affect the profitability of companies engaged in this business.

Based on the volume of sales for the years ended December 31, 2013 and 2012, the Company estimated that, other factors being constant, a decrease of US$50/ton in the international price of propane and butane and natural gasoline, respectively, would have decreased the Company’s net comprehensive income in its Liquids Production and Commercialization segment in Ps. 36,723 and Ps. 32,626, respectively.

A US$ 50/ton increase would have an equal and opposite effect on the statement of comprehensive income.

The Company does not currently use derivative financial instruments to mitigate the risks associated with international commodity price fluctuations.

On the other hand, the price at which the Company sells ethane to PBB Polisur S.A. (“Polisur”) under an agreement expiring December 31, 2015 is subject to an annual adjustment process based on various factors including the Produce Price Index (“PPI”), natural gas price, the quality of the ethane shipped by the Company and the transportation tariffs and charges. Accordingly, the Company does not consider that the sale price of ethane poses a significant risk to the Company.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

1.4

Credit risk

The Company’s exposures to credit risk takes the form of a loss that would be recognized if counterparties failed to, or were unable to, meet their payment obligations. These risks may arise in certain agreements in relation to amounts owed for physical product sales, the use of derivative instruments, and the investment of surplus cash balances. This risk mainly results from economic and financial factors or from a possible default of counterparty.

The Company is subject to credit risk arising from outstanding receivables, cash and cash equivalents and deposits with banks and financial institutions, and from the use of derivative financial instruments. The Company’s policy is to manage credit exposure to trading counterparties within defined trading limits.

If any of the Company’s customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, the Company assesses the credit quality of the customer taking into account its financial position, past experience and other factors. The Company may seek cash collateral, letter of credit or parent company guarantees, as considered appropriate.

As of December 31, 2013 and 2012, and January 1, 2012 the balance of current and non-current trade receivables, net of allowances of doubtful accounts are as follows:

The Company, in the normal course of business, renders natural gas transportation services, principally to gas distribution companies, and to Petrobras Argentina (one of the shareholders of CIESA). Significant customers in terms of revenues and trade receivables (net of allowances of doubtful accounts) from natural gas transportation for the years ended December 31, 2013 and 2012 are as follows:

The Company’s main customer in the Natural Gas Transportation segment, namely, MetroGAS, unilaterally extended in September 2012, the payment terms of its obligations towards the Company. The Company reached an agreement with MetroGAS in December 2013 which resulted in the collection of all of its outstanding receivable as of that date.  For further information, see Note 18.c.

Significant customers in the Production and Commercialization of Liquids segment are Petredec Limited (“Petredec”), Polisur, Petrobras Global Trading BV (“Petrobras Global”) and Petroleo Brasileiro both related companies of Petrobras Argentina. Revenues from these customers (including those made on behalf of third parties, from whom the Company earns a commission and trade

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

receivables (net of allowances of doubtful accounts) for the years ended December 31, 2013 and 2012 are as follows:

Below is a detail of the maturities of the receivables net of allowances for doubtful accounts, cash and cash equivalents and other financial assets as of December 31, 2013 and 2012 and January 1, 2012:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The Company is exposed to counterparty credit risk on cash and cash equivalent balances. The Company holds cash on deposit with a number of financial institutions. The Company manages its credit risk exposure by limiting individual deposits to clearly defined limits in various financial institutions. The Company considers that this risk is limited because it has short-term funds policies whose main objective is to obtain an adequate return in terms of market characteristics and minimizing exposure. The Company only deposits with high quality banks and financial institutions.

The maximum exposure to credit risk is represented by the carrying amount of cash and cash equivalents in the statement of financial position. Below we include information regarding their credit rating:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

1.5

Liquidity risk

The Company is exposed to liquidity risks, including: risks associated with refinancing borrowings as they mature, the risk that borrowing facilities are not available to meet cash requirements and the risk that financial assets cannot readily be converted to cash without loss of value. Failure to manage financing risks could have a material impact on the Company’s cash flow and statement of financial position.

Prudent liquidity risk management includes managing the profile of debt maturities and funding sources and close oversight of cash flows projections. The Company has funding policies whose main objectives are to meet the financing needs at the lowest cost possible according to market conditions. The main objective of the Company is its financial solvency. Given the current financial market conditions, the Company believes that the availability of resources and the positive cash flow from operations are sufficient to meet its current obligations.

The table below includes a detail of the maturities of the obligations corresponding to loans, taxes payables, payroll and social taxes payables, income tax payable, trade payables, except negative investment in associates as of December 31, 2013 and 2012 and January 1, 2012. The amounts disclosed in the table are the contractual undiscounted cash flows.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

1.6

Capital risk management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal credit quality and capital structure to reduce the cost of capital.

The Company seeks to maintain a level of cash generation from operating activities, which may allow it to meet all of its commitments.

The Company monitors capital on the basis of the gearing ratio. This ratio is calculated as total financial debt (including current and non-current loans as shown in the consolidated statement of financial position, if applicable) divided by total capital. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus total debt.

During the year ended December 31, 2013 and 2012, the gearing ratio was as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

2

FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

2.1

Financial instrument categories

Accounting policies for the categorization of financial instruments are explained in Note 4.e. According to the provisions of IFRS 7 and IAS 32, non-financial assets and liabilities such as property, plant and equipment, investments in associates, inventories, advances from customers, deferred income tax and provisions are not included.

The categories of financial assets and liabilities as of December 31, 2013 and 2012 and January 1, 2012 are as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

2.2

Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•

Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the Bolsa de Comercio de Buenos Aires. Additionally within this level, the Company included derivative financial instruments because the settlement date thereof coincided with the closing date of the fiscal year. For the calculation of fair value, the corresponding quoted price was obtained.

•

Level 2:  includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices).

•

Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The table below shows different assets and liabilities at their fair value classified by hierarchy as of December 31, 2013 and 2012 and January 1, 2012:

The carrying amount of the financial assets and liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of December 31, 2013 and 2012, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short term loans are representative of fair value because of the short-term nature of these instruments.

The estimated fair value of other Non-current assets and Other loans does not differ significantly from the carrying amount. The following table reflects the carrying amount and estimated fair value of the 2007 EMTN Program series notes at December 31, 213 and 2012 based on their quoted market price:

16.

REGULATORY FRAMEWORK

a)   General framework and current tariff context:

TGS’ Natural Gas Transportation business is regulated by Law No. 24,076 (“the Natural Gas Act”), its regulatory Decree No. 1,738/92 and by regulations issued by ENARGAS, which is entitled, among other things, to set the basis for the calculation, monitoring and approval of tariffs (the “Regulatory Framework”). According to the Regulatory Framework, transportation tariffs were to

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

be calculated in US dollars and converted into Argentine pesos at the time the customer was billed using the exchange rate prevailing at the date of the billing. The basic natural gas transportation tariffs charged by TGS had been established at the time of the privatization of GdE and were to be adjusted, subject to prior authorization, in the following cases: (i) semi-annually to reflect changes in the US producer price index (“PPI”) and (ii) every five years according to efficiency and investment factors determined by ENARGAS. The “efficiency factor” is a reduction to the base tariff resulting from future efficiency programs while the “investment factor” increases the tariffs to compensate the licensees for future investments which are not repaid through tariffs. Also, subject to ENARGAS approval, tariffs were to be adjusted to reflect non-recurrent circumstances or tax changes, other than income tax.

The terms and conditions as described in the precedent paragraph in connection with tariff adjustments contemplated within the Regulatory Framework are no longer effective since the enactment of the Public Emergency Law in early 2002, which, among other provisions, eliminated tariff increases based on US dollar exchange rate fluctuations, foreign price indexes or any other indexing procedure and established a conversion rate of one peso to one US dollar for tariffs. The Public Emergency Law also granted the Executive Branch power to renegotiate contracts entered into with private utility companies, pursuant to the framework included in the said law as long as it is in force, which will expire in December 31, 2015, after several extensions.

In July 2003, the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) was created under the joint jurisdiction of the Ministry of Economy and Production and the Ministry of Federal Planning, Public Investment and Services (“MPFIPyS”). UNIREN conducts the renegotiation process of the contracts related to utilities and public works, and is entitled to enter into total or partial agreements with the licensees and submit projects regulating the transitory adjustment of tariffs and prices, among other things.

In June and November 2005, TGS received two proposals from UNIREN. Said proposals provided for a tariff increase of 10%, an overall tariff review, and required TGS’s and its shareholders’ abandonment of any claim or lawsuit resulting from the effects of the Public Emergency Law on the License prior to the effectiveness of a renegotiation of the License, and also demanded TGS to hold the Argentine government harmless from any claim or lawsuit filed by its shareholders. Additionally, said proposals required TGS and its shareholders’ abandonment of any future claim or lawsuit regarding the PPI tariff adjustments which were not applied in 2000 and 2001. TGS responded to the proposals, and declared that the original 10% increase was insufficient and committed not to file any administrative, arbitration or judicial claim or lawsuit in Argentina or abroad, as long as a reasonable renegotiation agreement was reached. Moreover, TGS stated that the Company was determined to make its best efforts to obtain similar commitments from its investors.

In November 2005, in response to the requirement made by UNIREN, CIESA and Petrobras Argentina Group (as CIESA’s shareholder) confirmed that they had not initiated or intended to initiate in the future any claim against the Argentine Republic. Furthermore, Ponderosa Assets L.P. (“Ponderosa”), as TGS and CIESA’s indirect shareholder at that time, informed on the existence of a claim which, jointly with Enron Corp., it initiated against the Argentine Republic before the International Center for the Settlement of Investment Disputes (“ICSID”) under the scope of the World Bank, and that it would only consider waiving its claim if Ponderosa has received fair compensation. In May 2007, the ICSID ordered the Argentine Government to pay US$ 106.2 million to Enron Corp. An ICSID committee annulled the award rendered in 2007 and ordered the American corporation to reimburse the Argentine Republic the total amount of the annulment award costs. This annulment does not prevent the plaintiff from filing a new claim before said tribunal. On October 18, 2010, Enron Creditors Recovery Corp. (Enron Corp’s new corporate name) and Ponderosa Assets filed a new claim against the Argentine Republic before the ICSID. In June 2011, the Tribunal that will hear the case was constituted.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

In October 2011, Pampa Energía acquired the rights to control, suspend and to abandon the legal actions of Ponderosa and Enron Creditors Recovery Corp against the Argentine government under the “Call Option Agreement” signed between Pampa Energía, Inversiones Argentina II and GEB Corp. on March 11, 2011. On January 13, 2014, by agreement of the disputing parties, the legal action of Enron Corp. and Ponderosa Assets LP held against the Argentine Republic before the ICSID was suspended until July 12, 2014.

On October 9, 2008, TGS signed a transitional agreement with UNIREN that contemplated a tariff increase of 20%, which is retroactively applicable to September 1, 2008. According to this agreement, the funds generated by this tariff increase would be temporarily deposited in a trust fund until TGS needed them to carry out an investment plan for its pipeline system. The total of the investment plan had been executed with TGS’ own funds. On September 6, 2011, the investment plan was considered completed by ENARGAS.

On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this Decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs chart and sets the methodology to bill the retroactive effect. However, ENARGAS has not carried out these duties and due to this delay, in August 2010, TGS requested ENARGAS authorization to issue the Tariff Chart including the 20% transitory tariff increase and the retroactive collection methodology, requesting the application of an interest rate in line with the established method of payment. ENARGAS responded to TGS that they had submitted the records and the tariff project to the Coordination and Management Control Under Secretariat (“SCyCG”), which is under the scope of the MPFIPyS, based on the Resolution No. 2000/2005 of the MPFIPyS.

On September 30, 2010, TGS filed an acción de amparo (a summary proceeding to guarantee constitutional rights) against ENARGAS and the SCyCG in order to obtain the implementation of the new tariff increase schedule. On October 25, 2010, ENARGAS and the SCyCG provided the information required by the Judge on October 19, 2010. On November 8, 2010 TGS was served notice of the judgment that upheld the injunction filed by TGS. Said judgment orders the SCyCG  to return to ENARGAS -within a two-day period- the documents remitted by said body in connection with the Tariff Chart applicable to TGS under Decree No. 1,918/09; and orders ENARGAS -within two days following reception of said documents- to set the Tariff Chart and the retroactive collection methodology. ENARGAS and the SCyCG filed an appeal against the judgment that upheld the acción de amparo filed by TGS.

Moreover, on November 16, 2010, TGS received an invitation from UNIREN in order to move forward with the renegotiation of the License Agreement within the scope and in the terms of the Public Emergency Law, to which end UNIREN requires the suspension of claims, appeals, or administrative or judicial action taken against the Federal Government in connection with or arising from the Renegotiation Process of remuneration under the License Agreement. On November 18, 2010, TGS decided to authorize the suspension of the acción de amparo mentioned above for a twenty- working-day period automatically renewable at the expiration of said term (except that the Board before or at the expiration of each period decides not to renew it) in order to move forward with the renegotiation of the License Agreement. On December 28, 2010, TGS requested ENARGAS and the MPFIPyS the subscription of the suspension, and as of the date of the issuance of these consolidated financial statements, TGS has not received any favorable respond in this matter.

On April 5, 2011, the Second Chamber of the Court of Appeals in administrative federal matters set a 60 business day term for the SCyCG to act according to the provisions of Resolution No. 2000/2005 and return to ENARGAS the documents remitted by said Body, and for ENARGAS to decide –within a 60 business day term as from reception of said documents-, following verification of compliance with the provisions set forth in the transitory agreement dated October 9, 2008, on the tariff adjustment and the Transitional Tariff Chart stipulated therein. TGS and ENARGAS filed an

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

extraordinary appeal before the Court of Appeals, which were dismissed by the Court of Appeals on May 27, 2011. On June 14, 2011, ENARGAS filed an appeal before the Supreme Court of Justice requesting that the appeal dismissed by the Court of Appeals be accepted. On August 25, 2011, the SCyCG returned to ENARGAS the administrative documents giving notice Resolution No. 2000/2005. On June 11, 2012 the Supreme Court of Justice requested the files of the main proceedings in order to solve the appeal filed by ENARGAS, and thereby TGS recorded the fulfillment of the court action by the SCyCG. Since June 25, 2012, the legal proceedings are ongoing at National General Attorney’s Office, organism where they were referred by the Supreme Court of Justice for a prior intervention before the issuance of its ruling.

As over one year has elapsed since the enactment of the Decree No. 1,918/09 and the granting of the above mentioned appeal with suspensive effect, which implies a substantial change in the scenario considered when the tariff increase was recorded, on December 16, 2010 the Board of Directors of TGS resolved: (i) to discontinue the recognition of the tariff increase revenue; (ii) to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009 and in the nine-month period ended September 30, 2010. The reversal of the tariff increase does not imply any resignation to its right resulting from the Decree No. 1,918/09.

According to the 2008 transitional agreement, TGS should reach an agreement with UNIREN on the terms and conditions of the overall renegotiation before the expiration date under the Public Emergency Law, on December 31, 2015. If TGS does not reach this agreement, then UNIREN would inform the Executive Branch and provide it with the recommendations of the procedural steps to follow.

In this regard, in October 2008, TGS received an integral license renegotiation agreement from UNIREN (which includes the initial 20% tariff increase), whose purpose is the license renegotiation and the overall tariff revision. In October 2011, TGS received a new proposal from UNIREN which included similar terms and conditions from the ones included in the last proposal received in 2008. This proposal was accepted by TGS allowing UNIREN to initiate the administrative process for signature when it concluded favorably after the intervention of different competent organisms. UNIREN issued a supplementary report for the subscription of the renegotiation agreement between the Argentine Government and TGS, filing it on December 22, 2011 together with the Agreement filed by TGS before the Legal Under Secretary of the MPFIPyS. Taking into consideration that the case was returned to UNIREN, on July 16, 2012 TGS called for the continuation of appropriate administrative proceedings. On October 4, 2012, TGS notified the UNIREN the filing made before ENARGAS and the Comisión Nacional de Defensa de la Competencia (“CNDC”) regarding the suspension of the claim initiated by Enron Corp. and Ponderosa against the Argentine Republic mentioned above –the last was until July 12, 2014-, and formally required the order of quick sentence.

The License establishes, among other restrictions, that TGS will not be allowed to assume CIESA’s obligations, nor to grant loans, real guarantees or any other kind of favor to CIESA’s creditors.

b)

  Regulatory Framework for non-regulated segments

The Production and Commercialization of Liquids segment is not regulated by ENARGAS, and as it is provided in the Transfer Agreement, is organized as a separate business unit within TGS, keeping accounting information separately. However, the Federal Energy Bureau sets the propane and butane sales price for the local market. This agency determines periodically a minimum volume of propane and butane to be commercialized by the producers in the local market in order to guarantee the domestic supply.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Despite the Liquids Production and Commercialization segment is not subject to regulation by ENARGAS, the Argentine government has introduced a set of regulations in recent years having an impact on its operations.

On September 19, 2008 the Federal Energy Bureau and propane and butane (“LPG”) producers, among others, signed an agreement on the price stabilization of the LPG bottles whereby the industry players committed to a substantial reduction in the price of LPG ten, twelve and fifteen kgs. bottles, to support low-income consumers throughout the national territory, guarantying the supply of the product at a fixed price –below the market price- to the producers with a quota to each of them. This price reduction is partially offset by a subsidy paid by a trust fund created for that purpose. This trust fund receives the funds provided by the rise in the wellhead natural gas price which was authorized by the Argentine government.

The validity period was originally agreed until December 1, 2009. As from that date, there were several extensions of the agreement by means of annual amendments. The most recent amendment was signed on December 28, 2012 and was ratified through Resolution No. 429/2013 of the Federal Energy Bureau.

Through Presidential Decree No. 2,067/08 the Executive Branch created a tariff charge to be paid by (i) the users of regulated services of transportation and / or distribution, (ii) natural gas consumers receiving gas directly from producers without making use of transportation systems or natural gas distribution, (iii) the natural gas processing companies in order to finance the import of natural gas. The payment of the tariff charge was selectively subsidized -since its inception- according to the destination of the natural gas. In November 2011, ENARGAS issued Resolution No. 1,982/11 and 1991/11 (“the Resolutions”) which modified the list of the subsidy beneficiaries, and thus, involved a charge increase for many of our clients, and for certain of TGS’ own consumption. The tariff charge increased from Ps. 0.049 to Ps. 0.405 per cubic meter of natural gas effective from December 1, 2011, representing a significant rise of the variable costs of natural gas processing.

In order to avoid this damage, TGS appealed against the Presidential Decree and the Resolutions including National Government, ENARGAS and MPFIPyS as defendants. On July 10, 2012, TGS obtained from the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction which provides that TGS is exempt from the billing and the payment of the tariff charge increase according to the Resolutions, pending the resolution of the claim.

Should this situation disclosed in Note 18.d was not resolved favorably; TGS could have in the future a significant impact on the results of operations. Notwithstanding this, the Management believes it has sufficient grounds to defend its position.

c)   Expansion of the natural gas transportation system

Since 2004, the natural gas transportation system expansion works have been carried out under the Gas Trust Fund Program framework, which was created through Executive Branch Decree No. 180/04 and Resolution No. 185/04 issued by the MPFIPyS, aimed at financing the expansion of the national natural gas transportation system in a manner different from that established in the License.

Under such framework, the MPFIPyS, the Federal Energy Bureau and the natural gas transportation companies, among others, signed in April 2006 a Letter of Intent to carry out the second expansion of the gas pipeline system. In December 2006, the gas trust fund contracts for the second expansion were signed, and TGS entered into an agreement under which TGS will manage the expansion project.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Expansion works initiated in 2006, which were planned in gradual stages, were executed with the aim to be financed by other gas trust funds, whose trustors are the gas producers and the shippers who subscribed the additional capacity. The works will be repaid with a new tariff charge that will be finally paid by the business and industrial users with firm transportation contracts, except for the distribution companies. In addition, TGS is in charge of the rendering of firm transportation services. For these services, TGS is paid a monthly Charge for Access and Use (“CAU”). As of December 31, 2013, the incremental transportation capacity was 307 MMcf/d after the works came into service.

In May 2011, TGS received Valores Representativos de Deuda (“debt securities”) from the trust fund, date of issue February 2010, which cancelled the account receivable of Ps. 48.1 million related to services rendered for the 247 MMcf/d expansion works. These debt securities amortize principal in 85 monthly, consecutive and equal installments and bear CER interest plus an 8% from their date of issue.

In October 2011, TGS, the Federal Energy Bureau and the trustee of the gas trust funds agreed the terms and conditions under which TGS will render the operation and maintenance services of the assets associated with the incremental transportation capacity of 378 MMcf/d.

Moreover, in October 2011 an amendment to the management agreement corresponding to the works initiated in 2006 was agreed in order to include management services associated with an expansion which will increase firm transportation capacity by 131 MMcf/d and its remuneration, which amounted to Ps. 37 million. Said agreement provided an advance payment equivalent to 20% of the total remuneration, and the remainder 80% through debt securities which amortize principal, in 96 monthly, consecutive and equal installments and bear CER plus a spread of 8% from their date of issue.

As of the date of the issuance of these consolidated financial statements, TGS received debt securities from the trust fund which cancelled the 90% of the mentioned advanced payment and the works that started operating. The principal of said debt securities amounted to Ps. 19.9 million (including accrued interest) as of December 31, 2013 and it is amortized in 96 monthly, consecutive and equal installments which bear CER plus a spread of 8% from their date of issue. The 10% remaining amount was cancelled in cash.

d)   Essential assets

A substantial portion of the assets transferred by GdE has been defined as essential for the performance of the natural gas transportation service. Therefore, TGS is required to keep separated and maintain these assets, together with any future improvements, in accordance with certain standards defined in the License.

TGS may not, for any reason, dispose of, encumber, lease, sublease or loan essential assets nor use such assets for purposes other than the provision of the licensed service without ENARGAS´s the prior authorization. Any expansion or improvements that it makes to the gas pipeline system may only be encumbered to secure loans that have a term of more than one year to finance such extensions or improvements.

Upon expiration of the License, TGS will be required to transfer to the Argentine government or its designee, the essential assets listed in an updated inventory as of the expiration date, free of any debt, encumbrances or attachments, receiving compensation equal to the lower of the following two amounts:

i)

the net book value of the essential assets determined on the basis of the price paid by the acquiring joint venture, and the original cost of subsequent investments carried in US dollars and

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

adjusted by the PPI, net of accumulated depreciation according to the calculation rules to be determined by ENARGAS; or

ii)

  the net proceeds of a new competitive bidding.

Once the period of the extension of the License expires, TGS will be entitled to participate in the New Bidding, and thus, it shall be entitled to:

(i) that its bid in the New Bidding be computed at an equal and not lower price, than the appraisal value determined by an investment bank selected by ENARGAS, which represents the value of the business of providing the licensed service as it is driven by the Licensee at the valuation date, as a going concern and without regard to the debts;

(ii) to obtain the new License, without payment, in the event that any bid submitted in the new tender exceeds the appraised value;

(iii) to match the best bid submitted by third parties in the new Bidding, if it would be higher than its bid mentioned in (i),  paying the difference between both values to obtain the new License;

(iv) if the Licensee has participated in the New Bidding but is unwilling to match the best bid made by a third party, to receive the Appraisal Value as compensation for the transfer of the Essential Assets to the new licensee, any excess paid by the third party shall remain for the grantor.

17.

COMMON STOCK AND DIVIDENDS

a)

Common stock structure and shares’ public offer

As of December 31, 2013 and 2012 and January 1, 2012, TGS’ common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the BCBA and under the form of the ADS (registered in the SEC and representing 5 shares each) on the New York Stock Exchange.

b)

Limitation on the transfer of the TGS’ shares

TGS’ by-laws provide that prior approval of ENARGAS and the unanimous approval of CIESA’s shareholders, under agreements among them, must be obtained in order to transfer Class “A” shares (representing 51% of common stock). The Bid Package states that approval of ENARGAS will be granted provided that:

-

The sale covers 51% of common stock or, if the proposed transaction is not a sale, the transaction that reduces the shareholding will result in the acquisition of a shareholding of not less than 51% by another investment company; and

-

The applicant provides evidence to the effect that the transaction will not impair the operating quality of the licensed service.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

In the case of shareholders of CIESA who have qualified to obtain such condition due to the equity, guarantee and/or technical background of their respective parent companies, the sale of shares representing the capital of such subsidiaries by the respective ultimate, direct or indirect parent companies, and/or the cessation of management running TGS, requires the prior authorization of ENARGAS.

In case TGS wishes to reduce its capital, redeem its shares or distribute any part of its equity, except for the payment of dividends, in accordance with the provisions of the Argentine Business Associations Law, it requires prior authorization from ENARGAS.

c)   Restrictions on distribution of retained earnings

Under current Argentine legal requirements and CNV standards, 5% of each fiscal year net income must be appropriated into a legal reserve, provided that there is no unappropriated retained deficit. In such case, the 5% should be calculated on any excess of the net income over the unappropriated retained deficit. This appropriation is legally binding until such reserve equals 20% of the amount which results from the sum of the “Common stock nominal value” and the balance of “Cumulative inflation adjustment to common stock”.

In addition, the by-laws provide for the issuance of Profit Sharing Vouchers, as defined in Article 230 of the Argentine Business Associations Law, which Vouchers entitle all regular employees to share in 0.25% of TGS’ net income for each year.

According to law No. 25,063, the dividends paid in cash or in kind, in excess of the tax profit, will be subject to a 35% withholding tax of the income tax, as sole and only payment.

Furthermore, TGS is subject to certain restrictions for the payment of dividends, which were contemplated in the outstanding debt agreements (Note 12 – “Covenants”).

d)

Resolution No. 609 –Allocation of Accumulated Retained Earnings after first-time adoption of IFRS

As a consequence of the implementation of IFRS, the Company recognized a negative difference in the Accumulated Retained Earnings account, and thus, the terms provided by Resolution No. 609 are not applicable.

18.

LEGAL CLAIMS AND OTHER MATTERS

a)   Exemption of the sales of liquids in Turnover Tax

In the framework of the Tax Agreement subscribed by the Argentine Government and the Provinces in 1993, and as from the enactment of provincial Law No. 11,490, TGS required the Tax Bureau of the Province of Buenos Aires to exempt the sales of liquids from the turnover tax in its jurisdiction. In September 2003, the Tax Bureau of the Province of Buenos Aires, through Resolution No. 4,560/03, denied the exemption. In October 2003, TGS filed an administrative appeal with the Tax Court of the Province of Buenos Aires.

In February 2007, the Tax Court partially upheld TGS’s complaint. In its pronouncement, the Tax Court stated that ethane, propane and butane sales were within the scope of the turnover tax exemption but that neither propane nor butane sales qualified for the exemption in the domestic market, when they were not raw materials for an industrial process. TGS filed an appeal in May 2007 before the Province of Buenos Aires Court to obtain the exemption alleging that propane and butane

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

sales might be utilized for other uses different from petrochemical industry. As of the date of the issuance of these consolidated financial statements, the Court has not issued any sentence.

On September 26, 2005, TGS was notified of the results of the tax assessment process regarding the turnover tax for the period January 2002 - July 2003 made by the Tax Bureau of the Province of Buenos Aires, which amounted to Ps. 4.4 million plus interest. On October 18, 2005, TGS presented the corresponding discharge on its belief that the Production and Commercialization of Liquids activity was conducted under the tax exemption regime discussed above. On April 12, 2006 the motion to dismiss was rejected and therefore, TGS filed corresponding appeals with the Tax Bureau of this province and jointly with the Arbitral Commission. For that reason, the Tax Bureau of the Province of Buenos Aires resolved that until the Arbitral Commission notifies its resolution, the process is suspended. On April 20, 2010, the Arbitral Commission notified its resolution against TGS, and thus, TGS filed an appeal before the Plenary Commission, which in November 2012, made the case to judgment.

On February 19, 2008, TGS was notified with a formal assessment notice of Ps. 3.6 million (not including interest) regarding the payment of the turnover tax corresponding to the period ranging from August 2003 to December 2004. On March 11, 2008, TGS filed a discharge within the Tax Bureau of the Province of Buenos Aires which was rejected and thus, the Company filed an appeal with the Tax Court of this province in January 2009. As well, TGS appealed with the Arbitral Commission, and thus, the Tax Bureau of this province suspended the process until the Arbitral Commission notifies its resolution.

On December 4, 2012, TGS was notified with a new formal assessment notice of Ps. 0.8 million regarding the payment of the turnover tax corresponding to the fiscal year 2006 related to the production of liquefied gas, butane, propane and natural gasoline.

On February 15, 2013, the Tax Court ruled in the same as the criteria set by the Plenary Commission ordering the Tax Bureau of the Province of Buenos Aires to practice a new assessment. On July 24, 2013, TGS received the assessment with no observations. On October 11, 2013 the Tax Court issued a decision resolving not to approve the settlement made by Tax Bureau of the Province of Buenos Aires.

As of December 31, 2013 and 2012 and January 1, 2012, TGS maintains a provision of Ps. 43.3 million, Ps. 39.1 million and Ps. 34.0 million, respectively.

b)    Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services

In November 2002, the Tax Bureau of the province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. This assessment corresponds to the period from January 1998 to October 2002. In August 2005, TGS paid the amount claimed of Ps. 1.6 million (including interests until December 4, 2002) and started a tax recovery process, first exhausting all other procedural steps, with the Tax Bureau of the province and then initiating a proceeding in the Provincial Tax Court.

In November 2012, the Department of Revenue of the Province of Santa Cruz sent TGS a formal assessment notice for the payment of the turnover tax for the periods from January 2006 to November 2007 and from January 2008 to April 2011 by the amount of Ps. 5.9 million. On November 23, 2012, TGS filed its appeal, which is pending.

In November 2005, TGS received a notice from the Tax Bureau of the province of Río Negro claiming the payment of Ps. 0.2 million, on the same grounds as those of the Province of Santa Cruz,

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

for the period from January 1999 to May 2005. On February 1, 2008, TGS initiated a tax recovery process with the Tax Court of the province of Río Negro to obtain the refund of Ps. 0.5 million paid in November 2007. The tax recovery process was rejected on January 8, 2012. It was appealed by TGS.

In December 2008, the Tax Bureau of the province of Tierra del Fuego e Islas del Atlántico Sur sent TGS a formal assessment notice for the payment of Ps. 6.4 million corresponding to 2002-2007 period, which was denied by TGS. On October 19, 2009, said Tax Bureau notified TGS the dismissal of the motion and thus, on October 28, 2009, TGS filed an administrative appeal. After receiving the opinion of the Tax Bureau of the Province, the file was sent to Ministry of Economy for its resolution.

On February 4, 2013, the Ministry of Economy issued its resolution which dismissed the appeal filed by TGS. For that reason TGS had to prove payment of Ps. 11.2 million plus interest in respect of capital. On June 12, 2013, TGS initiated legal actions leading to the recovery of such amounts. On September 13, 2013, TGS was noticed of the dismissal of the administrative appeal filed. On September 26, 2013, TGS paid the amount of Ps. 6.8 million and shall initiate the contentious administrative action in order to repeat the amount paid.

As of December 31, 2013 and 2012 and January 1, 2012, the Company recorded a provision of Ps. 85.9 million, Ps. 84.5 million and Ps. 75.5 million, respectively, in respect of this contingency under the line item "Provisions", which amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavourable for the Company.

TGS’ management believes that, in case the Company’s position fails and the turnover tax has to be paid, TGS has a right to recover it by a transportation tariff increase as set forth in the License.

c)

MetroGAS’ financial situation

MetroGAS’ reorganization process

On January 11, 2013, MetroGAS proceeded with the issuance of the notes which canceled verified or admissible unsecured claims. These two negotiable obligations (“the Notes”) with maturity date on December 31, 2018, both nominated in US Dollars were: i) the Class A equal to fifty three point two percent (53.2%) of the amount of the verified or admissible unsecured claims and ii) the Class B equal to forty six point eight (46.8%) of the amount of the verified or admissible unsecured claims. Class A Notes bear a fixed interest rate of 8.875% and are payable semiannually on June 30 and December 31 of each year. According to the terms and conditions of the issuance, MetroGAS decided to capitalize accrued interest under Class A Notes from January 1, 2011 to December 31, 2012 and to pay in cash interest accrued from January 1, 2013 to January 11, 2013. Class A Notes shall be due and pay in full in a single payment since their issuance date while Class B Notes shall only become due and payable as a result of the occurrence of certain events of default before June 30, 2014, in accordance with the provisions of the terms and conditions of the Notes. If this event shall have not occurred on or before deadline, Class B Notes shall be automatically cancelled.

The unsecured credit will be considered within the reorganization process proposal, in case the tariff increase is in pursuit of the transitional agreement mentioned in Note 16.a).

On February 8, 2013, TGS received from MetroGAS the Notes mentioned above. The nominal value of the notes amounted to US$6,181,000 of which of US$3,456,000 and US$2,725,000 correspond to Class A and B, respectively. These Notes were initially recognized at their fair value and are disclosed under the line “Other Non-Current Financial Assets through profit or loss”. Finally, on November 8, 2013, the presiding judge ordered the completion of the reorganization process of MetroGAS.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Post-reorganization proceeding debt

In September 2012 MetroGAS has reported that due to its financial situation, it has decided to extend the terms of cancellation of its payment obligations with suppliers and transporters of natural gas. Pursuant to this, TGS has taken different measures to the collection and made aware of YPF S.A. in its capacity as controlling shareholder of MetroGAS, the Ministry of Federal Planning, Infrastructure and Services, the Federal Energy Bureau and ENARGAS of late payments and outstanding debt obligations.

Finally, TGS agreed with MetroGAS the repayment of all sums due in relation to the natural gas transportation services, which were actually collected on December 31, 2013. At that date, the outstanding principal balance amounted to Ps. 18.1 million, with no balance billing due by the client. Subsequent to year end and after the billing, the client had not paid the balance mentioned above and thus, the Company is analyzing the various measures to be adopted in order to manage the collection of its receivables. Management believes that as of the date of the issuance of these consolidated financial statements, this situation does not represent a risk of default on outstanding balances.

d)

Action for annulment of ENARGAS Resolutions No.  I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

Within the framework of a legal action against the Resolutions (for further information, see Note 16.b), on July 10, 2012, TGS obtained from the Court of Appeals in administrative federal matters based in the Autonomous City of Buenos Aires, the issue of a preliminary injunction, ordering the Executive Branch (the Federal Energy Bureau), ENARGAS and Nación Fideicomisos S.A., as collection agents, not to bill or intend to collect from TGS the charge with the amounts in compliance with the provisions set forth in both Resolutions and to continue the billing and collection of the amounts stated prior to the issuance of said Resolutions.

ENARGAS and the Argentine National Government appealed the granting of the injunction before the Court of Appeals in administrative federal matters to resolve the applicability and legal continuity of the preliminary injunction. On December 21, 2012, TGS expanded the grounds of demand and requested the case to be referred to the defendants. Since March 18, 2013, the legal proceedings are ongoing at ENARGAS and the Executive Branch, the bodies to which such proceedings were referred by the Court of Appeals for a prior intervention before the issuance of its ruling.

The violation of the constitutional principles that govern matter and annulment of administrative acts carried out to implement the Resolutions mentioned above, is substantially the fundamental issue raised by TGS in the legal action, because no tax burden may be enforceable without the prior existence of a law framed within the constitutional precepts, and created by the Legislative Branch by a special law. This has been the basis adopted by the presiding judge to issue the injunction mentioned. Furthermore, TGS, to broaden the basis for their demand to issue before it, has referred to the presiding judge confiscatory character that the tariff charge would have on its economic and financial condition of being in full force Resolutions that implement it.

TGS’s Management believes it has enough valid arguments to defend their position, and thus, the Company has not recorded the increase of the charge for natural gas consumptions from the date of obtaining the injunction until the date of the issuance of these consolidated financial statements. In the event this injunction had not been obtained, the impact of the Resolutions for the years ended December 31, 2013 and 2012, taking into account the possibility of carryforward the charge to the sales price of the product, would have implied a net loss of Ps. 123.9 million and Ps. 65.5 million, respectively. Meanwhile, the accumulated impact on the retained earnings since obtaining the injunction would have involved a reduction effect of Ps. 189.4 million.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

e)

Repetition action of VAT and income tax

On October 9, 2008, TGS signed a transitional agreement with UNIREN that contemplated a tariff increase of 20%, which would be retroactively applicable to September 1, 2008. On December 3, 2009, the Executive Branch ratified this transitional agreement through the Presidential Decree No. 1,918/09. By means of this decree, TGS will be able to bill the tariff increase to its clients as soon as ENARGAS publishes the new tariffs schedule and sets the methodology to bill the retroactive effect. Finally, this administrative act did not become effective and therefore in September 2010 TGS filed an acción de amparo (a summary proceeding to guarantee constitutional rights). Due to the passing of time since the enactment of Decree No. 1918/09, on December 16, 2010 the Board of Directors of the Company resolved to discontinue the recognition of the tariff increase revenue and to reverse the credit provision of the tariff increase revenue already accrued in the year ended December 31, 2009. The reversal of the tariff increase does not imply any resignation to the Company´s right resulting from the Decree No. 1,918/09.

On May 24, 2013, TGS filed a tax recovery appeal with respect to the income tax and VAT credits generated by the reversal of the tariff increase credit mentioned above. After the omission to pass judgment on the claim within the three months of the filing of the tax recovery appeal, on October 9, 2013, TGS filed an appeal before the Federal Tax Bureau. The total amount claimed by TGS amounted to Ps. 69.4 million plus compensatory interests. The outstanding balance of this credit has been valued at its amortized cost and it has been included in “Other non-current receivables.”

f)

Others

In addition to the matters discussed above, the Company is a party to certain lawsuits and administrative proceedings arising in the ordinary course of business.

19.

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Transactions with related parties are carried out in the ordinary course of business according to common practices. The terms of these transactions are comparable to those offered by or obtained from unaffiliated parties.

Technical Assistance Agreement

Petrobras Argentina is TGS’s technical operator, according to the approval of ENARGAS in June 2004, and subject to the terms and conditions of the Technical Assistance Agreement which provides that Petrobras Argentina is in charge of providing services related to the operation and maintenance of the natural gas transportation system and related facilities and equipment, to ensure that the performance of the system is in conformity with international standards and in compliance with certain environmental standards. For these services, the Company pays a monthly fee based on a percentage of the operating income of the Company. In December 2011, TGS and Petrobras Argentina approved the renewal of the Technical Assistance Agreement for a three-year term, expiring in December 2014.

Commercial transactions

On September 24, 2013, The Board of Directors approved the agreement signed with Petrobras Argentina to transfer natural gas and richness to TGS, which will be in force since October 1, 2013 and for one year. The price, which is denominated in US dollars, is determined according to common practices.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Moreover, TGS, under certain agreements, processes the natural gas in Cerri Complex and commercializes the liquids, renders natural gas transportation services and other services to its related companies, mainly to Petroleo Brasileiro; Petrobras Global and Compañía Mega.

Financial transactions. Loan agreement with Pampa Energía.

On October 5, 2011, TGS granted a US$26 million loan to Pampa Energía. Proceeds from the loan were used by Pampa Energía to exercise the option contained in the "Call Option Agreement". Additionally, to guarantee compliance with its obligations, Pampa Energy created a pledge on the rights that correspond to the arbitration actions of Ponderosa Assets LP and Enron Creditors Recovery Corp. against Argentine Government acquired upon exercise of the option mentioned above. For more information, see Note 16.a.

After several extensions of the maturity, on May 7, 2013, the Board of Directors approved the amendments of certain terms and conditions of the loan granted to Pampa Energía, among others:

i)

The expiration date will run on October 6, 2014, with option of an automatic renewal for one additional period of one year.

ii)

The loan must be paid or prepaid compulsorily by the assignment of rights and obligations to TGS of all assigned to Pampa Energía, mentioned in Note 16.a, Ponderosa Assets LP and Enron Creditors Recovery Corp against Argentina in the event that, on or before the due date: (a) the 20% effective increase on the tariff schedule has been granted to TGS, under the provisions of the Transitional Agreement approved by Presidential Decree No. 1918/09 or (b) it has been granted to TGS: (x) the tariff adjustment as provided by the Adjustment Agreement initialed by TGS approved by the Board of Directors Meeting held on October 5, 2011, or (y) any other compensatory arrangements implemented by any mechanism or system of tariff revision in the future to replace those currently in force under the Public Emergency Law with an equivalent economic effect on TGS.

iii)

In all cases, the compensatory and punitive interest will be canceled or prepaid in free trade US dollars.

iv)

The current interest rate is equivalent to 6.8% annual plus VAT and, if the loan is extended, to the market rate to be determined for the next annual period, counted from October 6, 2014 until the date of full payment of the amounts due under the loan.

As of December 31, 2013 and 2012, and January 1, 2012, the loan granted to Pampa Energía was exposed in "Loans to related parties." The evolution of this loan is as follows:

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the years ended December 31, 2013 and 2012 were Ps. 19,229 and Ps. 15,615, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of December 31, 2013 and 2012 and January 1, 2012 is as follows:

The detail of significant transactions with related parties for the years ended December 31, 2013 and 2012 is as follows:

Year ended December 31, 2013:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Year ended December 31, 2012:

20.

CONTRACTUAL OBLIGATIONS

As of December 31, 2013, the Company had the following contractual commitments:

Approximately the 98% of the financial indebtedness of TGS and the totality of the obligations corresponding to gas purchases are denominated in U.S. dollars which have been translated into Argentine pesos at the exchange rate as of December 31, 2013 (US$ 1.00 = Ps. 6,521). The amounts to be paid in pesos could vary depending on the actual fluctuations in the exchange rate.

21.

SUBSIDIARY AND ASSOCIATES

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TRANSPORTADORA DE GAS DEL SUR S.A.

Notes to the Consolidated Financial Statements as of December 31, 2013 and comparative information

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Petrobras Argentina holds the remaining 51%.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS operates its own pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On December 17, 2013 the sale of all the fixed assets of EGS to TGS for an amount of $ 350,000 was made.

22.

SUBSEQUENT EVENTS

The financial statements were authorized for issuance by the Board on February 11, 2014.

No subsequent events between the end of the fiscal year ended December 31, 2013 and the date of the issuance (authorization) of these consolidated financial statements have had a material effect on the financial position or the results of operations of the Company, except for the authorization for the public offering of a global program for the issuance of notes up to US$ 400 million or equivalent in another currency. To this end, on January 3, 2014, the CNV issued Resolution No. 17,262.

On January 10, 2014, TGS launched an exchange offer for the Series I notes created under the Global Program 2007 to its creditors. The terms of issuance of the new notes do not change financial restrictions on those in force for Series I notes created under the Global Program 2007 (for more information see note 12).

The period of acceptance of this offer expired on February 7, 2014. Considering the percentage of acceptance received which amounted to 67%, the financial debt of the Company was comprised as follows:

Ricardo I. Monge

Board of Directors' Chairman

Report of Independent Auditors

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

1.

We have audited the accompanying consolidated financial statements of Transportadora de Gas del Sur S.A. and its subsidiary, including the consolidated statements of financial position at December 31, 2013, the consolidated statements of comprehensive income  and the consolidated statement of changes in equity and of cash flows for the year then ended, and the accompanying notes. Balances and other information corresponding to the year 2012 are an integral part of these financial statements and therefore should be considered in connection with these financial statements.

2.

The Company's Board of Directors is responsible for the preparation and presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”), and adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and added by the Comisión Nacional de Valores (“CNV”) to its regulations. Also, the Company’s Board of Directors is responsible for the existence of internal control that it deems necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error. Our responsibility is to express an opinion based on the audit that we have performed with the scope detailed in paragraph 3.

3.

We conducted our audit in accordance with generally accepted auditing standards in Argentina.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion about the reasonableness of the relevant information contained in those financial statements.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

4.

The changes introduced by the National Government to the License under which the Company operates, as mentioned in Note 16.a) to the accompanying financial statements, mainly the suspension of the original schedule for tariff adjustments, their pesification and the lack of an integral tariffs’ review, affected the Company’s regulated business, causing uncertainty as to its future development. The Company is in the process of renegotiating the terms of the License with the National Government, after having accepted in October 2011 the proposal for the comprehensive renegotiation of the License submitted by the Unit for Renegotiation and Assessment of Utilities Contracts. The approval of the different competent agencies to complete the administrative procedure is pending.  Based on the expected outcome of that renegotiation process, the Company has made projections to determine the recoverable value of the assets of its regulated business. We are not in a position to foresee whether the assumptions used by Management to prepare its projections will materialize in the future and consequently, whether the recoverable values of property, plant and equipment for its regulated business will exceed their respective net carrying values.

1

5.

The Company recorded income and value added tax credits for a total of $36.9 million at December 31, 2013, as disclosed in Note 8.a), arising from the reversal of the tariff increase mentioned in Note 16.a) to the consolidated financial statements. The Company has estimated the present value of such credits taking into account an estimated term for their realization. We are not in a position to assess whether the Company will be successful in recovering such taxes in that term.

6.

In our opinion, subject to the effect of the possible adjustments and/or reclassifications on the consolidated financial statements, if any, that might be required from the resolution of the situations described in paragraphs 4. and 5. above, the consolidated financial statements referred to in paragraph 1. present fairly, in all material respects, the financial position of Transportadora de Gas del Sur S.A. and its subsidiary at December 31, 2013, and its financial performance and its  cash flows for the year then ended, in accordance with IFRS as issued by the IASB.

City of Buenos Aires, February 11, 2014

PRICE WATERHOUSE & CO. S.R.L. (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17
Carlos N. Martínez Public Accountant (UBA) C.P.C.E. City of Buenos Aires T° 155 - F° 146

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Senior Legal Counsel

Date: April 4, 2014

Footnotes

1() Not covered by Auditor’s Report, except for items 6, 7 and 9.

1